UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2022

Johannesburg, 22 February 2023 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) delivered on its strategic objectives in 2022, achieving improvements in production, cash flow and safety performance, while holding cost increases at around half the inflation rate. Mineral Reserve additions again exceeded depletion.

“It’s been a year of significant progress, with the right Operating Model and the right people in the right place. We delivered on our production and cost commitments to the market and have begun to regain cost competitiveness versus our peers,” said Chief Executive Officer Alberto Calderon. “We’re seeing good progress in a number of places which confirm we’re on the right track.”

AngloGold Ashanti last year introduced new members to its senior leadership team, and redesigned its Operating Model, as it progressed its strategy to narrow the cost gap with peers. The Company has started an asset optimisation programme while self-funding its successful exploration programmes as well as developing mining projects in Ghana and Nevada.

Gold production of 2.742Moz in the year through 31 December was an 11% improvement versus gold production of 2.472Moz in 2021, ending 2022 at the top half of guidance. The Company also met guidance for total capital expenditure and all-in sustaining costs (“AISC”), while total cash costs ended less than 1% above the guidance range amid inflation at multi-decade highs.

The operational result was underpinned by solid performances across most of the portfolio, with the Obuasi gold mine in Ghana meeting targeted production of 250,000oz as it continues on the ramp-up path to its full production run-rate in excess of 400,000oz, which is expected by the end of 2024.

Cost control was another highlight in a year dominated by the highest inflation rates in more than forty years. Despite this, total cash costs per ounce increased 6% to $1,024/oz for 2022 compared to $963/oz for 2021. The increase in AISC was limited to only 2% year-on-year to $1,383/oz in 2022, from $1,355/oz in 2021.

The exploration success of the previous three years continued, with the addition of 12.2Moz of Mineral Reserve, pre-depletion, during that period. This is the sixth consecutive year AngloGold Ashanti has achieved a positive net outcome.

The Company’s Total Recordable Injury Frequency Rate (“TRIFR”) of 1.26 injuries per million hours worked in 2022 improved compared to 2021, and remains far better than the average 2021 performance of 2.90 injuries per million hours worked by the members of the International Council on Metals and Minerals. No fatalities were recorded during the calendar year ended 31 December 2022 at the mines operated by the Company, for the second time in the Company’s history.

Adjusted EBITDA was marginally lower at $1.797bn in 2022, from $1.801bn in 2021. The Company recorded free cash flow of $657m in 2022, compared to $104m in 2021. The balance sheet remained in a solid position after funding capital expenditure, two property acquisitions in Nevada and paying an interim dividend. There was approximately $2.5bn in liquidity, including cash and cash equivalents of $1.1bn, at year end.

2022 HIGHLIGHTS

Record safety result: TRIFR improved 41% year-on-year to 1.26 injuries per million hours worked; Zero fatalities at the mines operated by the Company

Improving grade profile, with 10% improvement over 2021, underpins operating fundamentals

Mineral Reserve increased 3.5Moz pre-depletion; 12.2Moz pre-depletion added over the last three years

Underlying cash cost improvement despite significant inflationary pressure across the industry; a clear demonstration of our continued progress to recovering our cost competitiveness

Free cash flow of $657m; underpinned by cash distributions received from Kibali

Obuasi achieved production guidance of 250,000oz; Phase 3 on schedule for completion by year-end 2023

Declared Mineral Resource at North Bullfrog (1.5Moz), Mother Lode (1.7Moz) and Sterling (0.9Moz); Silicon added 0.8Moz

Consolidated our position in the Beatty district in Nevada through the completion of the Corvus Gold and Coeur Sterling acquisitions

Final dividend of ZAR322 cents per share (equivalent 18 US cents per share) declared; Full year dividend ZAR815 cents per share (equivalent 47 US cents per share)

SALIENT FEATURES FOR 2022

•Fatality-free 2022 at the mines operated by the Company; TRIFR of 1.26 injuries per million hours worked, which improved 41% versus 2.14 in 2021
•Cost increases held at about half the inflation rate; Total cash costs increased by 6% year-on-year from $963/oz in 2021 to $1,024/oz in 2022

•Guidance achieved for production, AISC and total capital expenditure; Total cash costs <1% above top end of guidance amid inflation at multi-decade highs

•Production increased by 11% year-on-year from 2.472Moz in 2021 to 2.742Moz in 2022, the upper half of guidance range

•Obuasi achieved production guidance of 250,000oz; Phase 3 on track for 2023 year-end completion

•Basic earnings decreased from $622m in 2021 to $297m in 2022 and included higher operating and exploration costs and impairments in Brazil

•AISC of $1,383/oz in 2022, an increase of 2% year-on-year from $1,355/oz in 2021, reflecting higher cash costs impacted by inflationary pressures

•Net cash inflow from operating activities increased by 42%, despite marginal lower gold price, to $1,804m in 2022, from $1,268m in 2021

•Free cash flow of $657m in 2022; free cash flow before growth capital more than doubled to $996m in 2022 from $426m in 2021

•Adjusted net debt $878m; Adjusted net debt to Adjusted EBITDA ratio of 0.49 times

•H2 2022 dividend of $75m; 2022 full year dividend of $194m

Financial and Operating Report
for the six months and year ended 31 December 2022

GROUP - Key statistics
		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2022	2021	2022	2021
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,509	1,272	2,742	2,472
Sold	- oz (000)	1,484	1,269	2,717	2,483

Financial review
Price received per ounce (1)	- $/oz	1,726	1,792	1,793	1,796
Total cash costs per ounce (1)	- $/oz	988	925	1,024	963
All-in sustaining costs per ounce (1)	- $/oz	1,354	1,376	1,383	1,355
All-in costs per ounce (1)	- $/oz	1,573	1,631	1,587	1,577

Gold income	- $m	2,298	1,992	4,388	3,903
Cost of sales	- $m	1,770	1,457	3,362	2,857
Total cash costs	- $m	1,453	1,171	2,753	2,334
Gross profit	- $m	570	607	1,133	1,172

(Loss) profit attributable to equity shareholders	- $m	(1)	260	297	622
	- US cents/share	—	62	71	148
Headline earnings	- $m	244	249	544	612
	- US cents/share	58	59	129	146
Profit before taxation	- $m	82	451	489	958
Adjusted EBITDA (1)	- $m	934	925	1,797	1,801
Net cash inflow from operating activities	- $m	812	801	1,804	1,268
Free cash inflow (1)	- $m	185	129	657	104
Total borrowings	- $m	2,169	2,094	2,169	2,094
Adjusted net debt (1) (2)	- $m	878	765	878	765
Adjusted net debt to Adjusted EBITDA (1)	- times	0.49	0.42	0.49	0.42
Capital expenditure (including equity-accounted joint ventures)	- $m	646	640	1,118	1,100

(1) Refer to “Non-GAAP disclosure” following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2022 below and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.

(2) Includes $152m acquisition cost for Coeur Sterling, Inc paid during Q4 2022 and $145m received from Kibali during H2 2022.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 22 February 2023

December 2022

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Operations at a glance
for the six months ended 31 December 2022
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	923	32	(1,068)	37	1,199	3	914	6
Kibali - Attributable. 45% [4]	180	(4)	(178)	3	959	21	698	17
Iduapriem	133	32	(161)	44	1,271	(24)	920	(11)
Obuasi	159	591	(151)	221	1,130	(63)	808	(47)
Siguiri - Attributable 85%	137	(2)	(213)	12	1,540	18	1,410	19
Geita	314	26	(327)	45	1,198	20	876	17
Non-controlling interests, admin and other			(38)	12

AUSTRALIA	284	4	(403)	2	1,318	—	1,115	—
Sunrise Dam	115	(9)	(186)	(2)	1,747	23	1,429	19
Tropicana - Attributable 70%	169	16	(202)	6	957	(15)	818	(13)
Admin and other			(15)	—

AMERICAS	302	1	(474)	3	1,723	(2)	1,092	19
Cerro Vanguardia - Attributable 92.50%	86	18	(128)	(5)	1,508	(8)	994	9
AngloGold Ashanti Mineração	167	(7)	(254)	5	1,769	9	1,092	31
Serra Grande	49	9	(83)	20	1,926	(25)	1,266	2
Non-controlling interests, admin and other			(9)	(31)

CORPORATE AND OTHER			(3)	(160)

Equity-accounted joint venture included above			178	(3)

AngloGold Ashanti	1,509	19	(1,770)	21	1,354	(2)	988	7

[1] Refer to note B under “Non-GAAP disclosure” for definition.
[2] Refer to note C under “Non-GAAP disclosure” for definition.
[3] Variance December 2022 six months on December 2021 six months - increase (decrease).
[4] Equity-accounted joint venture.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Operations at a glance
for the year ended 31 December 2022
	Production		Cost of sales		All-in sustaining costs per ounce [1]		Total cash costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	1,635	15	(2,004)	21	1,227	6	962	6
Kibali - Attributable 45% [4]	337	(8)	(342)	(2)	979	14	725	12
Iduapriem	248	23	(314)	32	1,299	(20)	970	(10)
Obuasi	250	131	(266)	62	1,264	(24)	914	(18)
Siguiri - Attributable 85%	279	8	(415)	19	1,428	13	1,319	10
Geita	521	7	(594)	22	1,227	19	944	15
Non-controlling interests, admin and other			(73)	20

AUSTRALIA	538	9	(783)	6	1,345	(10)	1,157	(3)
Sunrise Dam	232	1	(371)	2	1,666	6	1,402	6
Tropicana - Attributable 70%	306	15	(382)	10	1,014	(24)	881	(11)
Admin and other			(30)	—

AMERICAS	569	2	(913)	11	1,718	9	1,078	18
Cerro Vanguardia - Attributable 92.50%	170	17	(253)	5	1,301	(4)	913	2
AngloGold Ashanti Mineração	311	(6)	(477)	10	1,841	21	1,088	27
Serra Grande	88	6	(162)	32	2,053	(8)	1,355	14
Non-controlling interests, admin and other			(21)	(9)

CORPORATE AND OTHER			(4)	(180)

Equity-accounted joint venture included above			342	2

AngloGold Ashanti	2,742	11	(3,362)	18	1,383	2	1,024	6

[1] Refer to note B under “Non-GAAP disclosure” for definition.
[2] Refer to note C under “Non-GAAP disclosure” for definition.
[3] Variance December 2022 year on December 2021 year - increase (decrease).
[4] Equity-accounted joint venture.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Free cash flow ($m) (1)

	Six months ended Dec 2022	Six months ended Dec 2021	Year ended Dec 2022	Year ended Dec 2021

Net cash inflow from operating activities	812	801	1,804	1,268
Capital expenditure	(594)	(597)	(1,028)	(1,027)
Net cash from operating activities after capital expenditure	218	204	776	241
Repayment of lease liabilities	(42)	(34)	(82)	(63)
Finance costs accrued and capitalised	(61)	(97)	(132)	(159)
Net cash flow after capital expenditure and interest	115	73	562	19
Other net cash inflow from investing activities	72	58	86	101
Other	4	—	5	—
Add backs:
Cash restricted for use	(6)	(2)	4	(14)
Proceeds from disposal of joint venture	—	—	—	(2)
Free cash flow	185	129	657	104
(1) Refer to note F under “Non-GAAP disclosure” for definition.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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OVERVIEW

AngloGold Ashanti is pleased to report an improved operational and financial performance for 2022. This result was recorded despite significant inflationary pressure, which impacted the prices of key commodities including oil and ammonia-related products, like explosives. Supply chains also experienced disruptions related to factors impacted by, among other things, the war in Ukraine and the lingering effects of the COVID-19 pandemic. The business worked proactively to mitigate the impact of inflation on its cost structure through the continued integration of the new Operating Model, the existing Operational Excellence programme, and the Full Asset Potential (“FP”) initiative launched during 2022.

Production of 2.742Moz came in at the upper half of guidance and represented an 11% increase in production over 2021, underpinned by solid performances across most of the portfolio. Gold production in the second half of 2022 was 22% higher than the first half, with strong production performances recorded at Obuasi (+75%), Geita (+52%), Serra Grande (+26%), Tropicana (+23%), Iduapriem (+16%), AGA Mineração (+16%) and Kibali (+15%). The improving grade profile following the reinvestment programme across the portfolio was a key driver of the overall production increase. Grades were 10% higher on average versus the prior year, with those in the fourth quarter of 2022 17% higher than in the first quarter of 2022.

Despite significant volatility in the macro environment impacting input pricing and inflation across the industry, total cash costs increased by 6% year-on-year from $963/oz in 2021 to $1,024/oz in 2022. All-in sustaining costs (“AISC”) were 2% higher year-on-year at $1,383/oz in 2022 versus $1,355/oz in 2021. Overall, the Company achieved its production, AISC and total capital expenditure guidance. Total cash costs were less than 1%, or $9/oz, above the top end of guidance given the high global inflation rates throughout the year.

The Company generated free cash flow of $657m in 2022, after investing $1.118bn of capital expenditure across the portfolio. Adjusted net debt increased by 15% to $878m at 31 December 2022 from $765m at 31 December 2021, after $517m was paid for the cash acquisitions of Corvus Gold Inc.’s (“Corvus Gold”) and Coeur Sterling, Inc.’s (“Coeur Sterling”) mining properties in Nevada, as well as $203m in dividend payments.

AngloGold Ashanti embarked on a multi-year initiative at the beginning of 2020 to increase investment in Mineral Reserve development and brownfield exploration. The aim of this investment is to increase the rate of Mineral Reserve conversion, extend the Mineral Reserve lives of the assets, enhance mining flexibility and further improve the Company’s knowledge of the ore bodies in the portfolio. Three years into this initiative, strong progress has been made with a cumulative addition of 12.2Moz of Mineral Reserve, before depletion, at a cost of $67/oz. This was achieved primarily as a result of exploration activities across the portfolio.

At the end of 2022 the Company recorded additions totalling 14.9Moz to the Mineral Resource, which included 7.1Moz from exploration and modelling changes, 5.1Moz from acquisitions in Nevada and 2.7Moz due to changes in economic assumptions, which included the Mineral Resource gold price assumption increasing to $1,750/oz from $1,500/oz. These increases were partly offset by depletion of 3.2Moz and a further reduction of 3.5Moz due to other factors. As a result the year-on-year net change in Mineral Resource was +8.2Moz.

At the end of 2022, the Company recorded additions totalling 3.8Moz to the Mineral Reserve, which included 2.8Moz from exploration and modelling changes and 1.0Moz due to changes in economic assumptions, which included the Mineral Reserve gold price assumption increasing to $1,400/oz from $1,200/oz. These increases were partly offset by depletion of 2.9Moz and reductions due to other factors of 0.3Moz. As a result the year-on-year net change in Mineral Reserve was +0.6Moz.

At Geita, a key asset where the extension of the Mineral Reserve life remains a priority, 1.5Moz of Mineral Reserve were added in 2022, pre-depletion, bringing the total added over the last three years to 3.7Moz. Geita’s ongoing increases are attributed to the exploration drilling success resulting in larger pit designs at Nyamulilima and the maiden underground Geita Hill Mineral Reserve as well as an increase in the Mineral Reserve price and reduced cost. Siguiri added 1.0Moz of Mineral Reserve pre-depletion primarily due to the first-time reporting of Sorofe, Sanutinti, Kalamagna Mineral Reserve (in Block 1 P1), exploration infill drilling updates and the increase in the Mineral Reserve price.

During 2022, the project team had integrated the Corvus Gold and Coeur Sterling Mineral Resource acquisitions, using the Company’s evaluation framework. As a result, 1.5Moz was declared at North Bullfrog, 1.7Moz at Mother Lode and 0.9Moz at Sterling. At Silicon, a further 0.8Moz were added, bringing Silicon’s total Mineral Resource to 4.2Moz, and the Nevada Beatty district’s total Mineral Resource to 8.4Moz.

As we continue to allocate capital to this important exploration and development programme, in addition to increased capital expenditure on tailings storage facilities (“TSF”) (mainly in Brazil to comply with new legal requirements), sustaining capital expenditure is expected to remain at current levels between 2023 and 2024. In subsequent years, we expect this to return to normalised levels of about $250/oz.

During 2022 the Company achieved a number of key milestones:

Mineral Reserve increased 3.5Moz pre-depletion, totaling 12.2Moz added over the last three years	☑
Free cash flow generation of $657m, free cash flow before growth capital expenditure of $996m	☑
Final 2022 dividend of ZAR322 cents per share or 18 US cents per share; full year dividend of ZAR815 cents per share or 47 US cents per share	☑
Robust balance sheet flexibility with $2.5bn of liquidity; refinanced US$1.4bn multi-currency revolving credit facility	☑
Set new target for 30% absolute reduction in its Scope 1 and 2 Greenhouse Gas (“GHG”) emissions by 2030	☑
Obuasi achieved production guidance of 250,000oz; Phase 3 continues to track its schedule for 2023 year-end completion	☑
Acquired Corvus Gold’s and Coeur Sterling’s mining properties in Nevada, consolidating prospective new district	☑
Declared Mineral Resource at North Bullfrog (1.5Moz), Mother Lode (1.7Moz) and Sterling (0.9Moz); Silicon added 0.8Moz	☑
Progressed key reinvestments at Geita, Tropicana and Iduapriem	☑

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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OPERATING AND FINANCIAL FULL-YEAR REVIEW

Production
Production for the year ended 31 December 2022 was 2.742Moz compared to 2.472Moz for the year ended 31 December 2021. The 11% increase in gold production year-on-year was underpinned by solid performances across most of the portfolio. Gold production was higher at Obuasi (+131%), Iduapriem (+23%), Cerro Vanguardia (+17%), Tropicana (+15%), Siguiri (+8%), Geita (+7%), Serra Grande (+6%) and Sunrise Dam (+1%). This increase in gold production was partly offset by lower production from AngloGold Ashanti Mineração (-6%) and Kibali (-8%).

Costs
Total cash costs per ounce were $1,024/oz for the year ended 31 December 2022 compared with $963/oz for the year ended 31 December 2021. Total cash costs per ounce were higher year-on-year mainly due to increases in oil and commodity prices, and labour and contractor costs. Total cash costs per ounce were also impacted by activity changes and higher royalty costs due to higher ounces sold. This increase in total cash costs per ounce was partly offset by improved grades and favourable inventory and exchange rate impacts.

AISC was $1,383/oz for the year ended 31 December 2022 compared with $1,355/oz for the year ended 31 December 2021. AISC was marginally higher mainly due to higher cash costs, partly offset by higher gold sold. AISC in 2022 includes a $31/oz impact relating to the Brazilian TSF compliance programme, compared to an estimated impact of $55/oz in 2021.

Earnings
Basic earnings (profit attributable to equity shareholders) for the year ended 31 December 2022 were $297m, or 71 US cents per share, compared with $622m, or 148 US cents per share, for the year ended 31 December 2021. Basic earnings were lower year-on-year mainly due to the impact of the impairments recognised at the Córrego do Sítio (“CdS”) mining complex, the Cuiabá mining complex and the Serra Grande mine in Brazil as well as higher operating and exploration costs, higher finance costs and foreign exchange losses, lower by-product revenue, and lower equity-accounted joint venture income. These effects were partially offset by higher gold sold, lower tax expenses and a reduction in the care and maintenance expenditure at Obuasi as compared to 2021, as well as a premium on settlement of bonds and once-off retrenchment costs with the implementation of the new Operating Model, which did not recur in 2022.

Headline earnings for the year ended 31 December 2022 were $544m, or 129 US cents per share, compared with $612m, or 146 US cents per share, for the year ended 31 December 2021. Headline earnings were lower year-on-year mainly due to higher operating and exploration costs, higher finance costs and foreign exchange losses, lower by-product revenue, and lower equity-accounted joint venture income. These effects were partially offset by higher gold sold, lower tax expenses and a reduction in the care and maintenance expenditure at Obuasi as compared to 2021, as well as a premium on settlement of bonds and once-off retrenchment costs with the implementation of the new Operating Model, which did not recur in 2022.

Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA”) for the year ended 31 December 2022 was $1.797bn compared with $1.801bn for the year ended 31 December 2021. Adjusted EBITDA was marginally lower year-on-year mainly due to higher operating and exploration costs, lower by-product revenue, and lower equity-accounted joint venture income, partially offset by higher gold sold.

Impairment of Córrego do Sítio complex
In line with AngloGold Ashanti’s reinvestment strategy, strategic options were being considered for the CdS mining complex in Brazil, resulting in the disaggregation of the AngloGold Ashanti Mineração cash generating unit (“CGU”) into separate CdS and Cuiabá CGUs. The impairment calculation for the CdS CGU resulted in an impairment loss of $151m (net of taxation).

Impairment of Cuiabá complex
The Cuiabá CGU recognised an impairment loss of $57m (net of taxation) during December 2022 largely due to the temporary suspension of filtered tailings deposition on the Calcinados TSF and processing of gold concentrate at the Queiroz plant (with both servicing the Cuiabá Mine Complex) and an increase in the interest rates driven by global inflation and country risk resulting in an increased discount rate.

Impairment of Serra Grande mine
The Serra Grande CGU recognised an impairment loss of $38m (net of taxation) during December 2022 largely due to a projection of lower grades and ounces and an increase in the interest rates driven by global inflation and country risk which resulted in an increased discount rate.

Oil hedge
In July 2022, the Company entered into zero-cost collars for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023. At 31 December 2022, the mark-to-market value of the derivatives was an unrealised loss of $6m.

Cash Flow
Net cash inflow from operating activities increased by 42% year-on-year to $1,804m for the year ended 31 December 2022, compared to $1,268m for the year ended 31 December 2021. This increase was mainly due to higher gold sold, lower cash taxes and higher dividends received from joint ventures, partly offset by higher cash costs, working capital outflows, and the marginal lower gold price received.

The Company recorded free cash flow of $657m for the year ended 31 December 2022, compared to free cash flow of $104m for the year ended 31 December 2021. Free cash flow was mainly impacted by higher net cash inflow from operating activities.

Free cash flow before growth capital – the metric on which dividends are calculated – was $996m for the year ended 31 December 2022, compared to $426m for the year ended 31 December 2021.

AngloGold Ashanti received cash distributions of $74m from the Kibali joint venture in the fourth quarter of 2022. Cumulative cash distributions received from Kibali for the year ended 31 December 2022 were $694m. At 31 December 2022, the Company’s attributable share of the outstanding cash balances from the DRC was $40m, which was down from $50m at 30 September 2022.

Free cash flow was impacted by continued lock-ups of value added tax (“VAT”) at Geita and Kibali and foreign exchange restrictions and export duties at Cerro Vanguardia (“CVSA”):

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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•In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $9m during the fourth quarter of 2022 to $153m from $144m at 30 September 2022, as a result of new claims submitted of $20m and foreign exchange adjustments of $3m, partly reduced by offsetting verified VAT claims against corporate tax payments of $8m and additional discounting of $6m. The Company plans to continue offsetting verified VAT claims against corporate taxes.

•In the DRC, the Company’s attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) increased by $5m during the fourth quarter of 2022 to $86m from $81m at 30 September 2022.

•In Argentina, the Company recorded a $5m decrease in the net export duty receivables (after discounting provisions) during the fourth quarter of 2022 to $9m from $14m at 30 September 2022. In addition, CVSA’s cash balance decreased by $30m (equivalent) during the fourth quarter of 2022 to $116m (equivalent) from $146m (equivalent) at 30 September 2022. The cash balance is available for operational requirements and to be paid to AngloGold Ashanti’s offshore ($105m (equivalent)) and onshore ($15m (equivalent)) investment holding companies in the form of declared dividends.

Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $105m (equivalent) to AngloGold Ashanti. Also, under a special regime established for dividend payments, a new petition to distribute a portion of the offshore dividends applied for, in the amount of $54m (equivalent), was submitted to the Argentinean Central Bank during the third quarter of 2022. In December 2022 the Argentinean Central Bank approved, based on the applications submitted under this special regime, the payment of $18m (equivalent) to AngloGold Ashanti. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.

Balance Sheet and Liquidity
Adjusted net debt increased by 19% from $740m at 30 June 2022 to $878m at 31 December 2022, and on a year-on-year basis increased 15% from $765m at 31 December 2021. The ratio of Adjusted net debt to Adjusted EBITDA was 0.49 times at 31 December 2022 from 0.42 times at 31 December 2021. The Company remains committed to maintaining a strong balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle. At 31 December 2022, the balance sheet remained robust, with strong liquidity comprising the US$1.4bn multi-currency RCF of which $1.36bn was undrawn, and the South African R150m ($9m) RMB corporate overnight facility which was undrawn, while the $150m Geita RCF and the new $65m Siguiri RCF (put in place during October 2022 following the cancellation of the $65m Siguiri RCF in August 2022 after full repayment ($35m)) were fully drawn. At 31 December 2022, the Company had a cash and cash equivalent balance of approximately $1.1bn, taking overall group liquidity to approximately $2.5bn.

Capital Expenditure
Capital expenditure on waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) continued to progress through 2022. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company continued its investment to convert existing TSFs to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry-wide requirements to meet regulatory deadlines relating to TSFs.

Total capital expenditure (including equity-accounted joint ventures) increased by 2% year-on-year to $1.12bn in 2022, compared to $1.10bn in 2021. Total sustaining capital expenditure increased to $779m in 2022, from $778m in 2021, which includes $83m for the Brazilian TSF compliance programme. Total non-sustaining (growth) capital expenditure increased to $339m in 2022 from $322m in 2021. The strategy of improving operating flexibility through investment in Ore Reserve development and Mineral Reserve expansion at sites with high geological potential is expected to continue.

SECOND HALF YEAR REVIEW

Production for the second half of 2022 was 1.509Moz at a total cash cost of $988/oz, compared to 1.272Moz at a total cash cost of $925/oz for the last six months of 2021. AISC was $1,354/oz for the last six months of 2022, compared to $1,376/oz for the same period in 2021.

Net cash inflow from operating activities increased to $812m for the second half of 2022, from $801m for the corresponding period in 2021.

Free cash flow of $185m was generated in the second half of 2022, compared to $129m for the second half of 2021. The Company generated $383m of free cash flow before growth capital during the last six months of 2022, compared to $301m during the second half of 2021.

For the last six months of 2022, basic loss (loss attributable to equity shareholders) was $1m, or 0 US cents per share, compared to basic earnings of $260m, or 62 US cents per share, in the comparable period in 2021. Headline earnings for the second half of 2022 were $244m, or 58 US cents per share, compared to $249m, or 59 US cents per share in the second half of 2021.

Adjusted EBITDA was $934m during the second half of 2022, compared to $925m during the second half of 2021.

Total capital expenditure (including equity-accounted joint ventures) in the second half of 2022 was $646m, compared to $640m in the second half of 2021. During the second half of 2022, total sustaining capital expenditure amounted to $449m, compared to $468m during the second half of 2021. During the second half of 2022, total non-sustaining (growth) capital expenditure amounted to $197m, compared to $172m during the second half of 2021.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Summary of six months-on-six months and year-on-year operating and cost variations:
Particulars	Six months ended Dec 2022	Six months ended Dec 2021	% Variance six months vs prior year six months	Year ended Dec 2022	Year ended Dec 2021	% Variance year vs prior year
Operating review (Gold)
Production (kozs)	1,509	1,272	19	2,742	2,472	11

Financial review

Gold price received per ounce ($/oz) (3)	1,726	1,792	(4)	1,793	1,796	—
Total cash costs per ounce ($/oz) (3)	988	925	7	1,024	963	6
Corporate & marketing costs ($m) (1)	37	36	3	79	73	8
Exploration & evaluation costs ($m)	121	104	16	205	164	25
Capital expenditure ($m)	646	640	1	1,118	1,100	2
All-in sustaining costs per ounce ($/oz) (2) (3)	1,354	1,376	(2)	1,383	1,355	2
All-in costs per ounce ($/oz) (2) (3)	1,573	1,631	(4)	1,587	1,577	1
Adjusted EBITDA ($m) (3)	934	925	1	1,797	1,801	—
Net cash inflow from operating activities ($m)	812	801	1	1,804	1,268	42
Free cash flow ($m) (3)	185	129	43	657	104	532
(1) Includes administration and related expenses.
(2) World Gold Council guidance.
(3) Refer to “Non-GAAP disclosure” following the Preliminary Condensed Consolidated Financial Statements for the year ended 31 December 2022 below and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2021, for definitions.

Rounding of figures may result in computational discrepancies.

FULL ASSET POTENTIAL REVIEW PROGRAMME

The Full Asset Potential (“FP”) programme aims to achieve a step-change in AngloGold Ashanti’s operating and cost performance by the year 2024. This programme includes a comprehensive three-month assessment of each of the Company’s mine sites, which covers every aspect of an operation. The outcome is intended to enhance the Company’s understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months. These assessments have now been completed at six operations of the Company, where the relevant site leadership teams have taken full accountability for the delivery on these initiatives.

The first site to complete an assessment was Sunrise Dam, in Australia, where the biggest opportunity is to increase productivity in development and achieve a step-change in underground production. The Sunrise Dam leadership team has made good progress and has consistently achieved rates of over 1,100m per month since July 2022. This target is increasing to 1,200m per month for 2023, and Sunrise Dam is starting to see higher ore production at ca.200,000 tonnes per month. Another key initiative is increasing plant metallurgical recovery rates through optimised cyanide and reagent usage and better leaching efficiency.

The second site to complete an assessment was Siguiri, in Guinea, where the leadership team’s focus is mainly on increasing the volume of high-grade oxide ore from Block 2. This increase was successful and is reflected in the year-on-year increase in production.

The assessments continued during the second half of 2022, and Cuiabá, Tropicana, Serra Grande and Geita all completed assessments to identify performance improvement initiatives. The key initiatives include:

1.Increasing development rates across the underground operations to increase mining flexibility and increased ore volumes;
2.Increasing open pit output through better maintenance practices, improving drill productivity to maximise penetration rates, and improving truck productivity by reducing off-circuit travel through in-pit refueling and enforcing the use of in-circuit crib facilities;
3.Increasing throughput in processing plants by improving availability, and increasing metallurgical recoveries through optimisation of leaching circuits; and
4.Reducing pricing of goods through competitive tendering as commodity prices drop.

In total, the leadership teams have identified 185 opportunities across the six operations that have completed the FP programme, all with clear implementation plans and timelines for delivery.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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GUIDANCE

		2023 (1)	Cuiabá 2023
		Guidance	Guidance
Production (000oz)		2,450 - 2,610	180 (2)
Costs	All-in sustaining costs ($/oz)	1,405 - 1,450
	Total cash costs ($/oz)	1,050 - 1,120	1,396
Capital expenditure	Total ($m)	960 - 1,070
	Sustaining capital expenditure ($m)	680 - 760
	Non-sustaining capital expenditure ($m)	280 - 310
Corporate administration, marketing and related expenses ($m)		85 - 95
Expensed exploration and study costs ($m)		210 - 240
Depreciation and amortisation (excluding equity joint ventures) ($m)		600 - 680
Interest and finance costs (excluding unwinding of obligations) - Income Statement ($m)		125 - 135
Other operating expenses ($m)		55 - 65

(1) Excludes Cuiabá Mine Complex
(2) AngloGold Ashanti expects that the Cuiabá Mine Complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold in concentrate at an average of approximately 10,000oz per month, with options being assessed to sell gold concentrate until the Queiroz plant resumes operation.

Outlook economic assumptions for 2023 are as follows: $/A$0.71, BRL5.40/$, AP260.00/$, ZAR17.00/$; and Brent $83/bbl.

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. The Company, however, remains mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable and therefore no incremental additional impact is included in the cost and capital forecast ranges. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (“SEC”).

CUIABÁ UPDATE

Tailings-related regulations introduced in Brazil in 2022, required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of tailings storage facilities (“TSFs”). The regulations required this new risk assessment be conducted with oversight from an independent expert.

One of the findings of this review was to increase buttressing of the Calcinados TSF to align its post liquefaction factor of safety with the standard applied in Canada, which is currently considered best practice.

AngloGold Ashanti will proceed with this buttressing programme and has therefore suspended filtered tailings deposition on the facility, which services the Cuiabá Mine Complex.

It is important to note that the operational and structural integrity of the Calcinados TSF remains safe and stable, per the conclusions of recent assurance assessments by independent tailings experts and the Company’s own TSF team. The facility’s factors of safety - in both a drained and undrained state - are fully compliant with relevant Brazilian operating regulations.

Information on the timeline for the completion of this buttressing programme is expected to be provided after engineering and geotechnical work has been completed by independent tailings experts.

Processing of gold concentrate at the Queiroz plant, which also services the Cuiabá Mine Complex, will also be suspended until this buttressing programme has been completed. In the meantime, mining of ore is continuing at the Cuiabá Mine Complex. During this period, the Company expects that the Cuiabá Mine Complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold in concentrate at an average of approximately 10,000oz per month, with options being assessed to sell gold concentrate until the Queiroz plant resumes operation.

The Cuiabá Mine Complex produced 241,000oz of gold in 2022 at an AISC of $1,544/oz.

SAFETY UPDATE

The Company recorded a fatality-free year at the mines operated by the Company and improved on all major safety indices.

The Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety, improved to 1.26 injuries per million hours worked for 2022 (best ever performance by the Company), compared to 2.14 injuries per million hours worked for 2021. TRIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors).

From a benchmarking perspective, the Company’s TRIFR for 2022 was below the International Council on Metals and Minerals (“ICMM”) member companies’ average of 2.90 injuries per million hours worked in 2021. The rollout of the Company’s refreshed Major Hazard Management strategy was complete by the end of 2022, intensifying AngloGold Ashanti’s employees’ and contractors’ focus on safety practices in all workplaces in an effort to continue and sustain AngloGold Ashanti’s safety improvement trend. The Company continues to address high consequence incidents through the application of its Major Hazard Management process.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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COVID-19

For 2022, COVID-19 had a marginal estimated impact of 19,000oz on production and an estimated impact of $12/oz on AISC. By comparison, for 2021, the impact of COVID-19 on production and AISC was estimated at 47,000oz and $34/oz, respectively.

OPERATING HIGHLIGHTS

The Africa operations produced 1.635Moz at a total cash cost of $962/oz for the year ended 31 December 2022, compared to 1.419Moz at a total cash cost of $904/oz for the year ended 31 December 2021. The region’s AISC was $1,227/oz for the year ended 31 December 2022, compared to $1,161/oz for the year ended 31 December 2021.

In Ghana, Iduapriem produced 248,000oz at a total cash cost of $970/oz for the year ended 31 December 2022, compared to 202,000oz at a total cash cost of $1,081/oz for the year ended 31 December 2021. Gold production was higher year-on-year mainly due to higher ore volumes processed, further supported by higher grades recovered as the mine accesses ore tonnes from Block 5 and Teberebie Cut 2a compared to Block 5 and the drawdown from stockpiles in the same period last year. Total cash costs per ounce improved 10% year-on-year mainly due to higher production and favourable movements in stockpiles, partly offset by an increase in fuel costs and higher royalties paid.

Obuasi produced 250,000oz at a total cash cost of $914/oz for the year ended 31 December 2022, compared to 108,000oz at a total cash cost of $1,112/oz for the year ended 31 December 2021. Gold production was higher year-on-year mainly due to the resumption of stoping activities during 2022, following the temporary suspension of underground stoping activities in 2021 due to a sill pillar incident in May 2021. Total cash costs per ounce improved 18% year-on-year mainly due to higher production.

In Tanzania, Geita produced 521,000oz at a total cash cost of $944/oz for the year ended 31 December 2022, compared to 486,000oz at a total cash cost of $822/oz for the year ended 31 December 2021. Gold production was higher year-on-year mainly due to higher ore volumes processed as well as higher recovered grades. Total cash costs per ounce increased mainly due to higher fuel costs, increased engineering costs from the acceleration of HME fleet rebuilds as the open-pit mine expanded, as well as higher underground mining contractor costs and higher royalties paid. These cost increases were partly offset by higher gold production.

In Guinea, Siguiri produced 279,000oz at a total cash cost of $1,319/oz for the year ended 31 December 2022, compared to 258,000oz at a total cash cost of $1,200/oz for the year ended 31 December 2021. Gold production was higher year-on-year mainly due to higher recovered grades, partly offset by lower ore volumes processed. Ore volumes processed were lower as a result of local community protests related to employment demands which led to mining disruptions and the temporary suspension of mining activities during the month of July 2022. Total cash costs per ounce were higher year-on-year mainly due to higher fuel costs and an unfavourable movement in the exchange rate of the Guinean Franc against the US Dollar.

In the DRC, Kibali produced 337,000oz at a total cash cost of $725/oz for the year ended 31 December 2022, compared to 365,000oz at a total cash cost of $647/oz for the year ended 31 December 2021. Gold production was lower year-on-year mainly due to lower grades recovered, partly offset by a marginal increase in ore volumes processed. Total cash costs per ounce were higher year-on-year mainly due to lower production and higher fuel costs, partly offset by favourable movements in stockpiles and lower royalties paid.

The Latin America operations, produced 569,000oz at a total cash cost of $1,078/oz for the year ended 31 December 2022, compared to 559,000oz at a total cash cost of $917/oz for the year ended 31 December 2021. The region’s AISC was $1,718/oz for the year ended 31 December 2022, compared to $1,582/oz for the year ended 31 December 2021.

In Brazil, AGA Mineração produced 311,000oz at a total cash cost of $1,088/oz for the year ended 31 December 2022, compared to 331,000oz at a total cash cost of $858/oz for the year ended 31 December 2021. Gold production was lower year-on-year mainly due to lower ore volumes processed, partly offset by higher grades recovered. Total cash costs per ounce were higher year-on-year mainly due to lower production, higher fuel costs, lower by-product revenue, unfavourable movement in inventories, repair costs incurred in the second half of 2022 due to extreme weather earlier in 2022, and an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar.

Serra Grande’s production was 88,000oz at a total cash cost of $1,355/oz for the year ended 31 December 2022, compared to 83,000oz at a total cash cost of $1,192/oz for the year ended 31 December 2021. Gold production was higher year-on-year mainly due to higher recovered grades, partly offset by lower ore volumes processed. Total cash costs per ounce increased year-on-year mainly due to higher fuel costs, higher royalties paid and an unfavourable movement in the exchange rate of the Brazilian Real against the US Dollar, partly offset by higher production.

In Argentina, Cerro Vanguardia produced 170,000oz at a total cash cost of $913/oz for the year ended 31 December 2022, compared to 145,000oz at a total cash cost of $894/oz for the year ended 31 December 2021. Gold production was higher year-on-year mainly due to a combination of higher ore volumes processed and higher recovered grades. Total cash costs per ounce were higher year-on-year mainly due to higher fuel costs, higher materials consumption (such as fuel, explosives, and spare parts) as a result of higher tonnes mined and lower by-product revenue due to lower silver sales. This increase was partially offset by higher gold production and a favourable movement in the exchange rate of the Argentinean Peso against the US Dollar.

The Australia operations produced 538,000oz at a total cash cost of $1,157/oz for the year ended 31 December 2022, compared to 494,000oz at a total cash cost of $1,196/oz for the year ended 31 December 2021. The region’s AISC was $1,345/oz for the year ended 31 December 2022, compared to $1,500/oz for the year ended 31 December 2021.

Sunrise Dam produced 232,000oz at a total cash cost of $1,402/oz for the year ended 31 December 2022, compared to 229,000oz at a total cash cost of $1,321/oz for the year ended 31 December 2021. Gold production was marginally higher year-on-year mainly due to higher recovered grades, partly offset by lower ore volumes processed. Total cash costs per ounce were higher year-on-year primarily due to higher fuel and mining costs, partly offset by a favourable movement in the exchange rate of the Australian Dollar against the US Dollar.

Tropicana produced 306,000oz at a total cash cost of $881/oz for the year ended 31 December 2022, compared to 265,000oz at a total cash cost of $987/oz for the year ended 31 December 2021. Gold production was higher year-on-year mainly due to a combination of higher

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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ore volumes processed and higher recovered grades. Total cash costs per ounce improved 11% year-on-year mainly due to higher gold production, improved mining costs related to an increase in ore mining volumes in the Boston Shaker open pit and underground mine, a favourable movement in ore stockpiles and a favourable movement in the exchange rate of the Australian Dollar against the US Dollar, partly offset by higher fuel costs and royalties paid.

UPDATE ON CAPITAL PROJECTS

Obuasi
Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress and is expected to continue as planned through to the end of 2023.

The Obuasi mine continues on the ramp-up path to its full production run-rate in excess of 400,000oz, which is expected by the end of 2024.

Tropicana
Completion of a scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study (“PFS”). As part of the PFS, direct access from the pit via a dedicated decline and the development of the “Havana Link” drive are being considered to assess the most economical way to access the orebody. The “Havana Link” drive will extend from the Tropicana decline and has the potential to provide multiple benefits including a drilling platform to access high grade mineralisation between Tropicana and Havana, and potentially early access to the Havana underground. The trade-off work is expected to be completed in 2023.

Nevada
During 2022 AngloGold Ashanti’s project team integrated the Corvus Gold assets and project data into the AngloGold Ashanti evaluation framework. The Company completed planning for feasibility study work at North Bullfrog and also commenced a PFS at Silicon along with further drilling at the Merlin deposit. An eagle permit was received for the Silicon project area during 2022 and the project permitting process is underway for North Bullfrog. Following the acquisition of Coeur Sterling’s mining properties in the fourth quarter of 2022, AngloGold Ashanti’s project team commenced integrating these assets into the broader evaluation studies.

Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application relating to the Quebradona project, AngloGold Ashanti filed an appeal seeking to secure further details on the specific additional information ANLA would require in order to be able to make a decision on AngloGold Ashanti’s licence submission. On 29 April 2022, AngloGold Ashanti was informed that ANLA has dismissed the appeal and confirmed the decision to archive the Company’s application.

AngloGold Ashanti continues to review and analyse the further information identified as part of ANLA’s decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona following completion of a new environmental impact assessment.

Gramalote
The feasibility study for the Gramalote gold project in Colombia, a joint venture between AngloGold Ashanti and B2Gold Corp. (“B2Gold”), was completed. Both partners have determined that the Gramalote project does not meet their investment thresholds for development.

The Gramalote project continues to benefit from federal and local government support as well as continuing support from local communities. AngloGold Ashanti and B2Gold have completed a comprehensive review of the alternatives and consider that it would be in the best interest of all stakeholders for a new party to own the Gramalote project. The partners appointed a corporate advisor in the fourth quarter of 2022 to assist with the sale process.

CORPORATE UPDATE

Changes to the Composition of Board Committees

In compliance with paragraph 3.59 of the Johannesburg Stock Exchange (“JSE”) Limited Listings Requirements, shareholders are advised that the Company’s Board of Directors (“Board”) has approved the following changes to the membership of certain Board committees with immediate effect:

•Ms Maria Richter will step down from, and Mr Albert Garner and Mr Scott Lawson will be appointed to, the Audit and Risk Committee, subject to shareholder approval at the annual general meeting scheduled for 15 May 2023.
•Mr Rhidwaan Gasant will step down from, and Ms Gillian Doran will be appointed to, the Investment Committee.
•Ms Maria Ramos will step down from, and Ms Maria Richter and Mr Rhidwaan Gasant will be appointed to, the Social, Ethics and Sustainability Committee.

Córrego do Sítio strategic review

At CdS, after a strategic review of the operation, the Company has elected to retain it. The CdS management team will focus on seeking opportunities to rebase the mine plan, with an aim to generate positive cash flow in the medium term.

DRC customs matter

Kibali Goldmines S.A. continues to engage in discussions with the DRC Customs Authority and Ministry of Finance regarding the customs claims, including substantial penalties and interest, totalling $339m, as previously reported. A formal reassessment notice has not yet been issued by the DRC Customs Authority with respect to these claims.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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MINERAL RESOURCE AND MINERAL RESERVE

AngloGold Ashanti reports its Mineral Resource and Mineral Reserve in accordance with the minimum standards prescribed by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (“SAMREC Code”) and Section 12.13 of the JSE Limited Listings Requirements (as updated from time to time).

The changes to AngloGold Ashanti’s Mineral Resource and Mineral Reserve were reviewed in compliance with the SAMREC Code. It was concluded that detailed reporting as defined in Table 1 of the SAMREC Code for significant operations or projects will be provided for Geita and for the first-time Mineral Resource declaration for North Bullfrog. The Company will continue to provide the high level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.

The Mineral Resource, as reported, is inclusive of the Mineral Reserve component unless otherwise stated. Mineral Resource and Mineral Reserve estimates are reported as at 31 December 2022 and are net of 2022 production depletion. Previously AngloGold Ashanti elected to use the term “Ore Reserve” in its reporting. While the term “Mineral Reserve” is used throughout the SAMREC Code, the SAMREC Code recognises that the term “Ore Reserve” is synonymous with the term “Mineral Reserve”. The U.S. Securities and Exchange Commission (“SEC”) also uses the term “Mineral Reserve” in Subpart 1300 of Regulation S-K (“Regulation S-K 1300”). AngloGold Ashanti has therefore elected to use the term “Mineral Reserve” going forward to align itself with the terminology used in both the SAMREC Code and Regulation S-K 1300. All figures are expressed on an attributable basis unless otherwise indicated. Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals and content for copper with no decimals. Metric tonnes (“t”) are used throughout this report and all ounces are Troy ounces. “Moz” refers to million ounces, “Mt” refers to million tonnes and “Mlb” refers to million pounds.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Mineral Reserve. This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.

PRICE
The Mineral Resource and Mineral Reserve are based on the use of reasonable economic assumptions which provide a reasonable basis for establishing the reasonable prospects of economic extraction for the Mineral Resource, and for establishing the expected price for the Mineral Reserve. These economic assumptions, which include long-range commodity price, exchange rate forecasts and management estimates using a range of techniques including historic price averages, are prepared in-house and reviewed annually. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

Gold Price
The following local prices of gold were used as the basis for estimation, unless otherwise stated:

		Local prices of gold
	Gold price	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
Mineral Reserve
2022	1,400	1,919	7,830	208,000	4,261,380
2021	1,200	1,633	6,182	134,452	3,849,000
Mineral Resource
2022	1,750	2,416	9,401	253,500	6,076,725
2021	1,500	2,072	7,940	173,065	5,336,250

Copper Price
The following copper prices were used as the basis for estimation, unless otherwise stated:

	Copper price	Local prices of copper
		Colombia
	$/lb	COP/lb
Mineral Reserve
2022	2.90	9,302
2021	2.90	9,302
Mineral Resource
2022	3.50	12,451
2021	3.50	12,451

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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MINERAL RESOURCE

Gold:

The AngloGold Ashanti Mineral Resource increased from 123.2Moz as at 31 December 2021 to 131.4Moz as at 31 December 2022. This annual net increase of 8.2Moz includes 5.1Moz in relation to first-time reporting of the Mineral Resource for North Bullfrog and Mother Lode (after the acquisition of Corvus Gold in January 2022) as well as Sterling including the Crown Block (after the acquisition of Coeur Sterling in November 2022). Increases due to changes in economic assumptions of 2.7Moz and exploration and modelling changes of 7.1Moz were partially offset by depletion of 3.2Moz and other factors of 3.5Moz. The Mineral Resource was estimated using a gold price of $1,750/oz, unless otherwise stated (2021: $1,500/oz).

		Moz
Mineral Resource as at 31 December 2021		123.2
Acquisitions	North Bullfrog	2.5
	Sterling	0.9
	Mother Lode	1.7
	Sub-total	128.3
Depletions		(3.2)
	Sub-total	125.1
Additions	Due to:
Siguiri	Exploration success, minor model changes and the increase in the Mineral Resource price.	3.2
Geita	Exploration success and changes in methodology due to revised estimation parameters, and refined ore wireframes as well as an increase in the Mineral Resource price and decrease in costs.	2.3
Sunrise Dam	An increase in Mineral Resource price resulting in the newly optimised Cleo cut-back, exploration drilling activities and model methodology changes.	1.1
Silicon	Exploration success and a change in the Mineral Resource price.	0.8
AGA Mineração	Exploration at Córrego do Sítio (CdS), Cuiabá and Lamego together with an increase in the Mineral Resource price.	0.8
Iduapriem	Exploration from Blocks 7 and 8, and Block 3W and an increase in the Mineral Resource price.	0.7
Other	Additions less than 0.5Moz.	0.9
	Sub-total	134.9
Reductions	Due to:
Obuasi	An increase in cost which resulted in higher cut-off grades as well as the sterilisation of practically unmineable stopes in the depletion process.	(2.1)
North Bullfrog (excluding Acquisition)	Updating methodology changes after the acquisition including prices, costs and updating modifying factors such as process recoveries.	(1.0)
Other	Reductions less than 0.5Moz.	(0.4)
Mineral Resource as at 31 December 2022		131.4

Copper:

The AngloGold Ashanti Mineral Resource remained unchanged at 4.26Mt (9,384Mlb) as at 31 December 2022. The Mineral Resource was estimated using a copper price of $3.50/lb, unless otherwise stated (2021: $3.50/lb).

		Mt	Mlb
Mineral Resource as at 31 December 2021		4.26	9,384
No changes	Due to:
Quebradona	A Feasibility Study (FS) optimisation is still ongoing and no additional exploration has been completed.	—	—
Mineral Resource as at 31 December 2022		4.26	9,384

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
13

MINERAL RESERVE

Gold:

The AngloGold Ashanti Mineral Reserve increased from 29.8Moz as at 31 December 2021 to 30.4Moz as at 31 December 2022. This annual net increase of 0.6Moz includes additions due to exploration and modelling changes of 2.8Moz and changes in economic assumptions of 1.0Moz. This increase was partially offset by depletion of 2.9Moz and reductions due to other factors of 0.3Moz. The Mineral Reserve was estimated using a gold price of $1,400/oz, unless otherwise stated (2021: $1,200/oz).

		Moz
Mineral Reserve as at 31 December 2021		29.8
Depletions		(2.9)
	Sub-total	26.9
Additions	Due to:
Geita	Ongoing exploration drilling success resulting in larger pit designs at Nyamulilima and the Geita Hill underground Mineral Reserve, as well as an increase in the Mineral Reserve price and reduced cost.	1.5
Siguiri	The first-time reporting of Sorofe, Sanutinti, Kalamagna Mineral Reserve, exploration infill drilling updates and the increase in the Mineral Reserve price combined with the selection of a higher revenue factor shell.	1.0
Kibali	The conversion of the 11000 lode in the KCD underground and growth in the Ikamva and Oere pits due to exploration successes together with an increase in the Mineral Reserve price.	0.6
AGA Mineração	Exploration and methodology changes together with an increase in the Mineral Reserve price.	0.3
Other	Additions less than 0.3Moz.	0.6
	Sub-total	30.9
Reductions	Due to:
Obuasi	Exploration as a result of infill drilling and an increase in mining cost and sustaining capital.	(0.3)
Other	Reductions less than 0.3Moz.	(0.2)
Mineral Reserve as at 31 December 2022		30.4

Copper:

The AngloGold Ashanti Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) as at 31 December 2022. The Mineral Reserve was estimated using a copper price of $2.90/lb, unless otherwise stated (2021: $2.90/lb).

		Mt	Mlb
Mineral Reserve as at 31 December 2021		1.47	3,250
No changes	Due to:
Quebradona	A Feasibility Study (FS) optimisation is still ongoing and no additional exploration has been completed.	—	—
Mineral Reserve as at 31 December 2022		1.47	3,250
BY-PRODUCTS
Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.29Mt of sulphur from Brazil, 21.9Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.

CORPORATE GOVERNANCE
AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team (“RRLT”) that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve governance framework, and for ensuring that it meets the Company’s goals and objectives while complying with all relevant regulatory codes.

The Audit and Risk Committee as well as the Investment Committee of the Company’s Board of Directors (“Board”), review the Mineral Resource and Mineral Reserve and make a recommendation to the Board, which provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2022, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third party on average once every three years:

•Mineral Resource and Mineral Reserve at Geita
•Mineral Resource and Mineral Reserve at Cerro Vanguardia
•Mineral Resource at North Bullfrog project

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
14

External reviews of the Mineral Resource and Mineral Reserve were conducted by SRK Consulting for Geita, by WSP Golder for Cerro Vanguardia and by SLR International Corporation for North Bullfrog. Certificates of sign-off were received for all operations and projects audited to state that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with the SAMREC Code.

In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (“RCubed”) for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including the SEC reporting requirements under Regulation S-K 1300, and the JSE reporting requirements under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company’s RRLT.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

If technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored which may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing. In addition, AngloGold Ashanti’s “Speak-up” programme can also be used if the technical experts deem they may be compromised in the process.

COMPETENT PERSONS
The information in this report relating to Exploration Results, Mineral Resource and Mineral Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (the Competent Person is employed by Barrick) and Gramalote (the Mineral Resource Competent Person is employed by B2Gold). The Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration, and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person. All the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Competent Persons’ consent to the inclusion of Exploration Results, Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairperson of the Mineral Resource and Mineral Reserve Leadership Team, Mrs TM Flitton, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), RM SME, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mrs TM Flitton has 21 years’ experience in mining with ten years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa. Mrs. TM Flitton consents to the inclusion of Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears.

A detailed breakdown of Mineral Resource and Mineral Reserve and backup detail will be provided on the AngloGold Ashanti website www.anglogoldashanti.com and www.aga-reports.com.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
15

Mineral Resource by operation / project inclusive of Mineral Reserve: gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2022	Category	million	g/t	Tonnes	Moz
Kibali	Measured	19.62	3.70	72.65	2.34
	Indicated	49.75	2.98	148.27	4.77
	Inferred	13.16	2.61	34.43	1.11
	Total	82.53	3.09	255.34	8.21
Iduapriem	Measured	6.99	1.06	7.44	0.24
	Indicated	103.34	1.38	142.21	4.57
	Inferred	33.45	1.42	47.52	1.53
	Total	143.78	1.37	197.17	6.34
Obuasi	Measured	6.44	9.21	59.32	1.91
	Indicated	49.03	7.44	364.63	11.72
	Inferred	39.80	8.50	338.17	10.87
	Total	95.27	8.00	762.12	24.50
Siguiri	Measured	15.20	0.65	9.95	0.32
	Indicated	187.34	0.99	185.14	5.95
	Inferred	79.10	1.16	92.13	2.96
	Total	281.64	1.02	287.22	9.23
Geita	Measured	8.42	3.37	28.37	0.91
	Indicated	80.71	2.29	184.72	5.94
	Inferred	36.21	2.64	95.71	3.08
	Total	125.33	2.46	308.80	9.93
Cerro Vanguardia	Measured	6.76	2.92	19.72	0.63
	Indicated	25.50	2.15	54.82	1.76
	Inferred	5.22	2.45	12.78	0.41
	Total	37.48	2.33	87.32	2.81
AGA Mineração – Córrego do Sítio	Measured	4.31	3.67	15.85	0.51
	Indicated	11.06	3.58	39.59	1.27
	Inferred	20.46	3.94	80.63	2.59
	Total	35.84	3.80	136.06	4.37
AGA Mineração – Cuiabá	Measured	6.52	7.19	46.89	1.51
	Indicated	8.65	5.89	50.95	1.64
	Inferred	12.56	4.95	62.20	2.00
	Total	27.73	5.77	160.05	5.15
AGA Mineração – Lamego	Measured	1.56	2.96	4.63	0.15
	Indicated	4.37	2.37	10.35	0.33
	Inferred	4.56	2.12	9.65	0.31
	Total	10.50	2.35	24.63	0.79
Serra Grande	Measured	4.93	3.25	16.01	0.51
	Indicated	14.16	2.86	40.55	1.30
	Inferred	19.26	2.95	56.76	1.82
	Total	38.35	2.95	113.32	3.64
Sunrise Dam	Measured	32.37	1.59	51.33	1.65
	Indicated	29.19	1.87	54.62	1.76
	Inferred	29.35	2.02	59.28	1.91
	Total	90.91	1.82	165.23	5.31
Butcher Well	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	3.06	3.49	10.67	0.34
	Total	3.06	3.49	10.67	0.34
Tropicana	Measured	28.49	1.35	38.40	1.23
	Indicated	23.54	1.82	42.85	1.38
	Inferred	23.02	2.39	54.93	1.77
	Total	75.05	1.81	136.18	4.38
Gramalote	Measured	—	—	—	—
	Indicated	89.36	0.70	62.38	2.01
	Inferred	35.11	0.53	18.67	0.60
	Total	124.47	0.65	81.04	2.61

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Gold		Tonnes	Grade	Contained gold
as at 31 December 2022	Category	million	g/t	Tonnes	Moz
La Colosa	Measured	—	—	—	—
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
	Total	1,051.38	0.84	881.17	28.33
Quebradona	Measured	86.74	0.50	43.79	1.41
	Indicated	227.33	0.46	103.87	3.34
	Inferred	305.94	0.23	70.64	2.27
	Total	620.02	0.35	218.30	7.02
North Bullfrog	Measured	28.71	0.24	6.77	0.22
	Indicated	82.54	0.37	30.18	0.97
	Inferred	44.35	0.25	11.07	0.36
	Total	155.60	0.31	48.02	1.54
Silicon	Measured	—	—	—	—
	Indicated	121.56	0.87	105.90	3.40
	Inferred	36.03	0.70	25.23	0.81
	Total	157.59	0.83	131.13	4.22
Mother Lode	Measured	24.33	0.63	15.26	0.49
	Indicated	35.91	0.92	33.01	1.06
	Inferred	9.86	0.55	5.39	0.17
	Total	70.10	0.77	53.67	1.73
Sterling	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	33.41	0.85	28.43	0.91
	Total	33.41	0.85	28.43	0.91
AngloGold Ashanti	Measured	281.39	1.55	436.37	14.03
	Indicated	1,976.82	1.20	2,380.35	76.53
	Inferred	1,001.82	1.27	1,269.15	40.80
	Total	3,260.03	1.25	4,085.87	131.36

Mineral Resource by operation / project inclusive of Mineral Reserve: copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2022	Category	million	%Cu	Tonnes	Mlb
Quebradona	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	620.02	0.69	4.26	9,384
AngloGold Ashanti	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	620.02	0.69	4.26	9,384

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Mineral Resource by operation / project exclusive of Mineral Reserve: gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2022	Category	million	g/t	Tonnes	Moz
Kibali	Measured	7.22	3.18	22.97	0.74
	Indicated	22.15	2.64	58.44	1.88
	Inferred	13.16	2.61	34.43	1.11
	Total	42.54	2.72	115.84	3.72
Iduapriem	Measured	0.15	0.89	0.14	0.00
	Indicated	54.50	1.36	74.21	2.39
	Inferred	33.45	1.42	47.52	1.53
	Total	88.11	1.38	121.87	3.92
Obuasi	Measured	1.96	8.44	16.59	0.53
	Indicated	27.66	6.06	167.59	5.39
	Inferred	39.80	8.50	338.17	10.87
	Total	69.43	7.52	522.34	16.79
Siguiri	Measured	—	—	—	—
	Indicated	114.79	1.02	117.24	3.77
	Inferred	79.10	1.16	92.13	2.96
	Total	193.90	1.08	209.37	6.73
Geita	Measured	1.80	4.15	7.50	0.24
	Indicated	40.32	2.03	81.96	2.63
	Inferred	36.21	2.64	95.71	3.08
	Total	78.33	2.36	185.16	5.95
Cerro Vanguardia	Measured	4.82	2.88	13.89	0.45
	Indicated	17.49	2.23	39.09	1.26
	Inferred	5.00	2.35	11.74	0.38
	Total	27.31	2.37	64.72	2.08
AGA Mineração – Córrego do Sítio	Measured	3.07	3.31	10.18	0.33
	Indicated	7.92	3.19	25.24	0.81
	Inferred	20.46	3.94	80.63	2.59
	Total	31.45	3.69	116.05	3.73
AGA Mineração – Cuiabá	Measured	4.17	7.66	31.96	1.03
	Indicated	2.73	5.83	15.93	0.51
	Inferred	12.56	4.95	62.20	2.00
	Total	19.47	5.65	110.09	3.54
AGA Mineração – Lamego	Measured	1.18	2.92	3.44	0.11
	Indicated	3.05	1.98	6.05	0.19
	Inferred	4.56	2.12	9.65	0.31
	Total	8.79	2.18	19.14	0.62
Serra Grande	Measured	3.63	3.15	11.46	0.37
	Indicated	10.21	2.79	28.54	0.92
	Inferred	19.26	2.95	56.76	1.82
	Total	33.11	2.92	96.77	3.11
Sunrise Dam	Measured	20.31	1.64	33.27	1.07
	Indicated	22.79	1.56	35.60	1.14
	Inferred	29.28	2.02	59.19	1.90
	Total	72.37	1.77	128.06	4.12
Butcher Well	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	3.06	3.49	10.67	0.34
	Total	3.06	3.49	10.67	0.34
Tropicana	Measured	18.55	1.22	22.69	0.73
	Indicated	7.79	1.64	12.80	0.41
	Inferred	23.02	2.39	54.93	1.77
	Total	49.37	1.83	90.42	2.91
Gramalote	Measured	—	—	—	—
	Indicated	27.56	0.48	13.23	0.43
	Inferred	35.11	0.53	18.67	0.60
	Total	62.67	0.51	31.90	1.03

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Gold		Tonnes	Grade	Contained gold
as at 31 December 2022	Category	million	g/t	Tonnes	Moz
La Colosa	Measured	—	—	—	—
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
	Total	1,051.38	0.84	881.17	28.33
Quebradona	Measured	45.15	0.37	16.93	0.54
	Indicated	148.91	0.34	49.89	1.60
	Inferred	305.94	0.23	70.64	2.27
	Total	500.01	0.27	137.46	4.42
North Bullfrog	Measured	28.71	0.24	6.77	0.22
	Indicated	82.54	0.37	30.18	0.97
	Inferred	44.35	0.25	11.07	0.36
	Total	155.60	0.31	48.02	1.54
Silicon	Measured	—	—	—	—
	Indicated	121.56	0.87	105.90	3.40
	Inferred	36.03	0.70	25.23	0.81
	Total	157.59	0.83	131.13	4.22
Mother Lode	Measured	24.33	0.63	15.26	0.49
	Indicated	35.91	0.92	33.01	1.06
	Inferred	9.86	0.55	5.39	0.17
	Total	70.10	0.77	53.67	1.73
Sterling	Measured	—	—	—	—
	Indicated	—	—	—	—
	Inferred	33.41	0.85	28.43	0.91
	Total	33.41	0.85	28.43	0.91
AngloGold Ashanti	Measured	165.06	1.29	213.05	6.85
	Indicated	1,581.38	1.03	1,621.21	52.12
	Inferred	1,001.52	1.27	1,268.02	40.77
	Total	2,747.97	1.13	3,102.27	99.74

Mineral Resource by operation / project exclusive of Mineral Reserve: copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2022	Category	million	%Cu	Tonnes	Mlb
Quebradona	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	500.01	0.56	2.78	6,134
AngloGold Ashanti	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	500.01	0.56	2.78	6,134

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Mineral Reserve by operation / project: gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2022	Category	million	g/t	Tonnes	Moz
Kibali	Proved	14.49	3.47	50.33	1.62
	Probable	29.17	3.15	91.86	2.95
	Total	43.67	3.26	142.19	4.57
Iduapriem	Proved	6.84	1.07	7.30	0.23
	Probable	48.83	1.39	68.00	2.19
	Total	55.67	1.35	75.30	2.42
Obuasi	Proved	4.47	9.55	42.73	1.37
	Probable	21.25	9.26	196.67	6.32
	Total	25.72	9.31	239.40	7.70
Siguiri	Proved	15.20	0.65	9.95	0.32
	Probable	75.68	0.83	62.72	2.02
	Total	90.88	0.80	72.67	2.34
Geita	Proved	9.54	1.02	9.70	0.31
	Probable	38.95	2.60	101.19	3.25
	Total	48.49	2.29	110.89	3.57
Cerro Vanguardia	Proved	2.22	3.20	7.11	0.23
	Probable	9.16	1.75	16.00	0.51
	Total	11.38	2.03	23.11	0.74
AGA Mineração – Córrego do Sítio	Proved	1.17	2.95	3.44	0.11
	Probable	2.21	4.32	9.53	0.31
	Total	3.37	3.84	12.97	0.42
AGA Mineração – Cuiabá	Proved	2.37	4.57	10.82	0.35
	Probable	5.99	4.22	25.28	0.81
	Total	8.35	4.32	36.11	1.16
AGA Mineração – Lamego	Proved	0.35	2.54	0.89	0.03
	Probable	1.18	2.71	3.20	0.10
	Total	1.53	2.67	4.10	0.13
Serra Grande	Proved	2.05	2.63	5.38	0.17
	Probable	5.10	2.32	11.86	0.38
	Total	7.15	2.41	17.24	0.55
Sunrise Dam	Proved	12.02	1.51	18.17	0.58
	Probable	6.55	2.72	17.83	0.57
	Total	18.57	1.94	36.00	1.16
Tropicana	Proved	9.94	1.58	15.71	0.51
	Probable	15.74	1.91	30.05	0.97
	Total	25.69	1.78	45.76	1.47
Gramalote	Proved	—	—	—	—
	Probable	61.80	0.80	49.14	1.58
	Total	61.80	0.80	49.14	1.58
Quebradona	Proved	—	—	—	—
	Probable	120.01	0.67	80.83	2.60
	Total	120.01	0.67	80.83	2.60
AngloGold Ashanti	Proved	80.66	2.25	181.53	5.84
	Probable	441.64	1.73	764.18	24.57
	Total	522.29	1.81	945.71	30.41

Mineral Reserve by operation / project: copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2022	Category	million	%Cu	Tonnes	Mlb
Quebradona	Proved	—	—	—	—
	Probable	120.01	1.23	1.47	3,250
	Total	120.01	1.23	1.47	3,250
AngloGold Ashanti	Proved	—	—	—	—
	Probable	120.01	1.23	1.47	3,250
	Total	120.01	1.23	1.47	3,250

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2022

To the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the Company) contained in the accompanying preliminary report on pages 22 to 43, which comprise the condensed consolidated statement of financial position as at 31 December 2022, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in note 1 to the condensed consolidated financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of the condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of condensed consolidated financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of AngloGold Ashanti Limited for the year ended 31 December 2022 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in note 1 to the condensed consolidated financial statements, and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director - Fatima Norkie
Registered Auditor
Chartered Accountant (SA)
20 February 2023

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
21

GROUP - INCOME STATEMENT

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2022	2021	2022	2021
US Dollar million	Notes	Unaudited	Unaudited	Reviewed	Reviewed

Revenue from product sales	2	2,346	2,064	4,501	4,029
Cost of sales	3	(1,770)	(1,457)	(3,362)	(2,857)
Loss on non-hedge derivatives and other commodity contracts		(6)	—	(6)	—
Gross profit		570	607	1,133	1,172
Corporate administration, marketing and related expenses		(37)	(36)	(79)	(73)
Exploration and evaluation costs		(121)	(104)	(205)	(164)
Impairment, derecognition of assets and (loss) profit on disposal	4	(302)	12	(304)	11
Other (expenses) income	5	(13)	(110)	(26)	(136)
Operating profit		97	369	519	810
Interest income		50	29	81	58
Foreign exchange and fair value adjustments		(75)	(13)	(128)	(43)
Finance costs and unwinding of obligations	6	(84)	(61)	(149)	(116)
Share of associates and joint ventures’ profit	7	94	127	166	249
Profit before taxation		82	451	489	958
Taxation	8	(79)	(178)	(173)	(312)
Profit for the period		3	273	316	646

Allocated as follows:
Equity shareholders		(1)	260	297	622
Non-controlling interests		4	13	19	24
		3	273	316	646

Basic profit per ordinary share (US cents) (1)		—	62	71	148
Diluted profit per ordinary share (US cents) (2)		—	62	71	148

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the year ended 31 December 2022 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the group’s Senior Vice President: Group Finance. This process was supervised by Ms Gillian Doran (FCCA), the group’s Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the group’s Chief Executive Officer. The financial statements for the year ended 31 December 2022 were reviewed, but not audited, by the group’s statutory auditors, Ernst & Young Inc.

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 17.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
22

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Profit for the period	3	273	316	646

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5)	(12)	(27)	(22)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	(4)	(5)	(1)	(3)
Net loss on equity investments	(13)	(33)	(50)	(73)
Actuarial loss recognised	(10)	(1)	(10)	(1)
Deferred taxation thereon	—	(2)	14	(6)
	(27)	(41)	(47)	(83)

Other comprehensive loss for the period, net of tax	(32)	(53)	(74)	(105)

Total comprehensive (loss) income for the period, net of tax	(29)	220	242	541

Allocated as follows:
Equity shareholders	(33)	207	223	517
Non-controlling interests	4	13	19	24
	(29)	220	242	541

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 17.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
23

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at
		Dec	Dec
		2022	2021
			Restated(1)
US Dollar million	Notes	Reviewed	Reviewed

ASSETS
Non-current assets
Tangible assets		4,209	3,493
Right of use assets		156	175
Intangible assets		106	122
Investments in associates and joint ventures		1,100	1,647
Other investments		3	117
Inventories		5	27
Trade, other receivables and other assets		231	237
Reimbursive right for post-retirement benefits(2)		12	—
Deferred taxation		72	7
Cash restricted for use		33	32
		5,927	5,857

Current assets
Inventories		773	703
Trade, other receivables and other assets		237	260
Cash restricted for use		27	26
Cash and cash equivalents		1,108	1,154
		2,145	2,143

Total assets		8,072	8,000

EQUITY AND LIABILITIES
Share capital and premium	10	7,239	7,223
Accumulated losses and other reserves		(3,139)	(3,181)
Shareholders’ equity		4,100	4,042
Non-controlling interests		34	52
Total equity		4,134	4,094

Non-current liabilities
Borrowings		1,965	1,858
Lease liabilities		102	124
Environmental rehabilitation and other provisions		634	729
Provision for pension and post-retirement benefits		71	77
Trade, other payables and provisions		7	7
Deferred taxation		300	313
		3,079	3,108

Current liabilities
Borrowings		18	51
Lease liabilities		84	61
Trade, other payables and provisions		710	647
Taxation		45	39
Bank overdraft		2	—
		859	798

Total liabilities		3,938	3,906

Total equity and liabilities		8,072	8,000

(1) The tangible assets and accumulated losses and other reserve balances for 31 December 2021 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 17.

(2) The Company has historical contractual obligations to pay post-retirement medical scheme contributions in respect of annuitants, spouses, children and disabled children of specified employees or retired employees. During the year the Company entered into an agreement with an insurer to purchase a policy issued by the insurer that makes use of a portfolio to enable the Company to meet its obligations to pay these contributions. The insurer will pay annuities in terms of the policy. Under the insurance policy, the Company will pay estimated premiums of $22m on 1 August 2023 and 1 August 2024, respectively. The purchased insurance policy represents an asset in the form of a reimbursive right measured at fair value.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
24

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2022	2021	2022	2021
US Dollar million	Notes	Unaudited	Unaudited	Reviewed	Reviewed
Cash flows from operating activities
Receipts from customers		2,367	2,077	4,517	4,054
Payments to suppliers and employees		(1,653)	(1,338)	(3,273)	(2,701)
Cash generated from operations	12	714	739	1,244	1,353
Dividends received from joint ventures		145	160	694	231
Taxation refund		32	13	32	20
Taxation paid		(79)	(111)	(166)	(336)
Net cash inflow from operating activities		812	801	1,804	1,268

Cash flows from investing activities
Capital expenditure		(594)	(597)	(1,028)	(1,027)
Interest capitalised and paid		(1)	(6)	(2)	(14)
Acquisition of assets	16	(152)	—	(517)	—
Acquisition of intangible assets		—	(1)	—	(1)
Dividends from associates and other investments		10	10	18	22
Proceeds from disposal of tangible assets		8	24	8	25
Other investments and assets acquired		—	—	(16)	(4)
Proceeds from disposal of joint ventures		—	—	—	2
Loans advanced		(1)	(5)	(1)	(15)
Decrease (increase) in cash restricted for use		6	2	(4)	14
Interest received		49	29	81	58
Net cash outflow from investing activities		(675)	(544)	(1,461)	(940)

Cash flows from financing activities
Proceeds from borrowings		64	815	266	822
Repayment of borrowings		(88)	(813)	(184)	(820)
Repayment of lease liabilities		(42)	(34)	(82)	(63)
Finance costs – borrowings		(50)	(61)	(99)	(111)
Finance costs – leases		(5)	(4)	(10)	(9)
Other borrowing costs		—	(35)	(11)	(35)
Dividends paid		(134)	(34)	(203)	(240)
Net cash outflow from financing activities		(255)	(166)	(323)	(456)

Net (decrease) increase in cash and cash equivalents		(118)	91	20	(128)
Translation		(42)	(18)	(68)	(48)
Cash and cash equivalents at beginning of period		1,266	1,081	1,154	1,330
Cash and cash equivalents at end of period (1)		1,106	1,154	1,106	1,154

(1) Cash and cash equivalents at the end of the period is net of a bank overdraft of $2m.

Comparative periods have been retrospectively restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment - Proceeds before Intended Use" on 1 January 2022. Refer to note 17.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
25

GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings (1)	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (2)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2020 Restated Reviewed	7,214	77	(2,308)	131	1	(1,387)	3,728	45	3,773
Profit for the period			622				622	24	646
Other comprehensive loss				(78)	(2)	(25)	(105)		(105)
Total comprehensive income (loss)	—	—	622	(78)	(2)	(25)	517	24	541
Shares issued	9						9		9
Share-based payment for share awards net of exercised		11					11		11
Dividends paid			(224)				(224)		(224)
Dividends of subsidiaries							—	(16)	(16)
Translation		(4)	6		(1)		1	(1)	—
Balance at 31 December 2021 Restated Reviewed	7,223	84	(1,904)	53	(2)	(1,412)	4,042	52	4,094
Profit for the period			297				297	19	316
Other comprehensive loss				(36)	(10)	(28)	(74)		(74)
Total comprehensive income (loss)	—	—	297	(36)	(10)	(28)	223	19	242
Shares issued	16						16		16
Dividends paid			(181)				(181)		(181)
Dividends of subsidiaries							—	(37)	(37)
Transfer on derecognition of equity investment			69	(69)			—		—
Translation		(3)	4		(1)		—	—	—
Balance at 31 December 2022 Reviewed	7,239	81	(1,715)	(52)	(13)	(1,440)	4,100	34	4,134

(1) The (Accumulated losses) Retained earnings balances have been restated due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 17.

(2) Foreign currency translation reserve includes a loss of $1,400m (Dec 2021: $1,399m) that will not re-cycle through the Income Statement on disposal of non-foreign operations, and a loss of $40m (Dec 2021: $13m) relating to foreign operations that will re-cycle through the Income Statement on disposal.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
26

Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

The reportable segment information is aligned with the group’s new operating model which was announced in 2021 and implemented during 2022.

Under the new operating model, the manner in which the financial results are reported to the CODM and the composition of the operating segments continue to be reported per geographical region. In addition, a new segment, Projects has been introduced from the implementation of the new operating model (previously reported under the America’s segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. The comparative information of the effected operating segment information has been restated.

In addition to the geographical reportable segments structure, the group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
Gold income
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

AFRICA *	1,595	1,285	2,981	2,644
Kibali - Attributable 45%	315	337	596	659
Iduapriem	219	175	443	361
Obuasi	266	40	431	204
Siguiri	270	294	591	545
Geita	525	439	920	875

AUSTRALIA *	492	492	967	890
Sunrise Dam	192	231	410	416
Tropicana - Attributable 70%	300	261	557	474

AMERICAS *	526	552	1,036	1,028
Cerro Vanguardia	152	149	319	279
AngloGold Ashanti Mineração	290	324	557	600
Serra Grande	84	79	160	149

	2,613	2,329	4,984	4,562
Equity-accounted joint venture included above	(315)	(337)	(596)	(659)
	2,298	1,992	4,388	3,903

By-product revenue
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

AFRICA *	1	2	4	5
Kibali - Attributable 45%	—	1	1	2
Iduapriem	—	—	1	1
Obuasi	—	—	1	—
Siguiri	—	—	—	1
Geita	1	1	1	1

AUSTRALIA *	2	2	4	4
Sunrise Dam	1	1	1	1
Tropicana - Attributable 70%	1	1	3	3

AMERICAS *	45	69	106	119
Cerro Vanguardia	31	52	75	93
AngloGold Ashanti Mineração	14	17	31	26

	48	73	114	128
Equity-accounted joint venture included above	—	(1)	(1)	(2)
	48	72	113	126

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
27

Segmental reporting (continued)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
Cost of sales
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

AFRICA *	1,068	781	2,004	1,650
Kibali - Attributable 45%	178	172	342	350
Iduapriem	161	112	314	238
Obuasi	151	47	266	164
Siguiri	251	224	488	410
Geita	327	226	594	488

AUSTRALIA *	403	395	783	740
Sunrise Dam	186	189	371	364
Tropicana - Attributable 70%	202	191	382	346
Admin and other	15	15	30	30

AMERICAS *	474	458	913	822
Cerro Vanguardia	138	146	273	261
AngloGold Ashanti Mineração	254	241	477	435
Serra Grande	83	69	162	123
Admin and other	(1)	2	1	3

CORPORATE AND OTHER	3	(5)	4	(5)

	1,948	1,629	3,704	3,207
Equity-accounted joint venture included above	(178)	(172)	(342)	(350)
	1,770	1,457	3,362	2,857

Gross profit (1)
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

AFRICA *	529	506	981	999
Kibali - Attributable 45%	138	165	256	311
Iduapriem	59	64	130	124
Obuasi	114	(7)	165	41
Siguiri	19	70	103	135
Geita	199	214	327	388

AUSTRALIA *	90	99	188	153
Sunrise Dam	6	43	40	53
Tropicana - Attributable 70%	99	71	177	130
Admin and other	(15)	(15)	(29)	(30)

AMERICAS *	98	163	229	325
Cerro Vanguardia	45	56	122	111
AngloGold Ashanti Mineração	50	100	111	191
Serra Grande	2	9	(2)	26
Admin and other	1	(2)	(2)	(3)

CORPORATE AND OTHER	(9)	4	(9)	6

	708	772	1,389	1,483
Equity-accounted joint venture included above	(138)	(165)	(256)	(311)
	570	607	1,133	1,172

(1) The group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
28

Segmental reporting (continued)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
Amortisation
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

AFRICA *	205	142	367	268
Kibali - Attributable 45%	50	57	95	105
Iduapriem	49	10	80	19
Obuasi	24	11	40	22
Siguiri	26	25	50	47
Geita	56	39	102	75

AUSTRALIA * (1)	95	87	172	150
Sunrise Dam	28	35	54	60
Tropicana - Attributable 70%	66	51	117	88
Admin and other	1	1	1	2

AMERICAS *	97	90	185	161
Cerro Vanguardia	23	16	39	27
AngloGold Ashanti Mineração	54	59	106	108
Serra Grande	20	14	40	25
Admin and other	—	1	—	1

CORPORATE AND OTHER	2	2	4	3

	399	321	728	582
Equity-accounted joint venture included above	(50)	(57)	(95)	(105)
	349	264	633	477

(1) The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.

Capital expenditure		Restated(1)		Restated(1)
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

AFRICA *	359	281	576	506
Kibali - Attributable 45%	52	42	90	72
Iduapriem	93	61	146	105
Obuasi	95	75	159	168
Siguiri	16	26	27	38
Geita	103	77	154	123

AUSTRALIA *	109	84	202	185
Sunrise Dam	30	24	50	62
Tropicana - Attributable 70%	79	60	152	122
Admin and other	—	—	—	1

AMERICAS *	168	237	322	346
Cerro Vanguardia	45	57	66	69
AngloGold Ashanti Mineração	95	124	199	195
Serra Grande	28	56	57	82

PROJECTS * (1)	10	27	17	52
Colombian projects	9	27	16	52
North American projects	1	—	1	—

CORPORATE AND OTHER	—	11	1	11

	646	640	1,118	1,100
Equity-accounted joint venture included above	(52)	(42)	(90)	(72)
	594	598	1,028	1,028

(1)A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
29

Segmental reporting (continued)

	As at	As at
	Dec	Dec
	2022	2021
Total assets		Restated(1)(3)
US Dollar million	Reviewed	Reviewed

AFRICA * (4)	4,083	4,226
Kibali - Attributable 45%	1,063	1,604
Iduapriem	436	386
Obuasi	1,268	1,036
Siguiri	447	463
Geita	864	732
Admin and other	5	5

AUSTRALIA * (2)	960	1,034

AMERICAS * (4)	1,406	1,573
Cerro Vanguardia	514	491
AngloGold Ashanti Mineração	625	781
Serra Grande	228	252
Admin and other	39	49

PROJECTS * (3)	872	313
Colombian projects	244	211
North American projects	628	102

CORPORATE AND OTHER	751	854

	8,072	8,000

*The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the group to facilitate comparability of mine performance.

(1) The total asset balances for 31 December 2021 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022. Refer to note 17.

(2) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region.

(3) A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.

(4) During the 2022 year, pre-tax impairments and derecognition of assets of $308m were accounted for in the Americas ($304m) and in Africa ($4m).

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
30

Notes
for the six months and year ended 31 December 2022

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2021, except for the adoption of new or amended standards applicable from 1 January 2022 which other than the impact as set out below, had no material impact on the financial statements of the group.

The group adopted and retrospectively applied the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022, which resulted in a changed accounting policy and retrospective impact adjustments as disclosed in note 17.

The group early adopted the amendment to IAS 1 “Disclosure of Accounting Policies” on 1 January 2022. The early adoption of this amendment has no material impact on the Group.

The preliminary condensed consolidated financial statements of AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standards (“IFRS”), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the South African Institute of Chartered Accountants (“SAICA”) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended) for the preparation of financial information of the group for the year ended 31 December 2022. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2021.

2 Revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Gold income	2,298	1,992	4,388	3,903
By-products	48	72	113	126
Revenue from product sales	2,346	2,064	4,501	4,029

3 Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Cash operating costs	1,349	1,083	2,554	2,160
Royalties	97	82	185	162
Other cash costs	7	6	14	12
Total cash costs	1,453	1,171	2,753	2,334
Retrenchment costs	2	1	6	2
Rehabilitation and other non-cash costs	4	26	—	38
Amortisation of tangible assets	309	230	551	411
Amortisation of right of use assets	40	33	81	63
Amortisation of intangible assets	—	1	1	3
Inventory change	(38)	(5)	(30)	6
	1,770	1,457	3,362	2,857

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
31

4 Impairment, derecognition of assets and (loss) profit on disposal

For all of the Group’s cash generating units (“CGUs”) where indicators of impairment or reversal of impairment have been identified, the recoverable amounts of the CGUs were determined. With the exception of Serra Grande, the Córrego do Sítio mining complex (“CdS”) and the Mineração Cuiabá mining complex (“Cuiabá”) in Brazil, the recoverable amounts exceeded the carrying amounts of the CGUs and management has considered the sensitivity of the impairment calculations to various key inputs and assumptions such as the gold price and exchange rates and concluded that reasonably possible changes to these key inputs and assumptions applied would not result in any impairment loss or the reversal of a previous impairment loss to be recognised.

These sensitivities have been taken into consideration in determining the required impairments as disclosed below.

Córrego do Sítio

CdS is owned and operated by AngloGold Ashanti Mineração (AGA Mineração) in Brazil. The CdS mining complex has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage. In line with AngloGold Ashanti's reinvestment strategy, management has taken a decision during the third quarter of 2022 to carve out the underperforming complex of CdS from the AGA Mineração CGU and to investigate alternative strategic options including either to sell the complex, place the complex under care and maintenance, close the complex or to consider additional capital expenditure to regain profitability of the complex. After the strategic review of CdS, the Company has elected to retain CdS. This decision resulted in the disaggregation of the AGA Mineração CGU into two separate CGUs, being the CdS mining complex CGU and the Cuiabá mining complex CGU.

As a result of these impairment indicators, the recoverable amount for the CdS mining complex CGU was determined not to support its carrying values as at 30 September 2022 and an impairment loss of $151m ($189m gross of taxes) was recognised and included in the Americas segment. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 Operating Segments as disclosed in the segmental reporting. The recoverable amount of $5m was determined with reference to the CGU’s value in use derived from a discounted cash flow model, using a discount rate of 8.5%, compared to the CGU’s carrying amount of $156m.

Cuiabá

Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. The Cuiabá mining complex CGU, which was disaggregated from the AGA Mineração CGU, recognised an impairment loss of $57m ($70m gross of taxes). This was largely due to the temporary suspension of filtered tailings deposition on the Calcinados TSF and processing of gold concentrate at the Queiroz plant in December 2022 (with both servicing the Cuiabá Mine Complex).

The recoverable amount of $304m (compared to the CGU’s carrying amount of $361m) was determined with reference to the CGU’s value in use which requires the use of estimates. The impairment result was derived from a discounted cash flow model and a discount rate of 8.5%.

Management modelled various scenarios, which included a combination of reasonably possible changes in key assumptions, to determine the impact on the recoverable amount. The impairment assessment required significant judgement and estimation uncertainty. The impairment loss was recognised and included in the Americas segment.

Serra Grande

Mineração Serra Grande (“Serra Grande”) is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It has been in operation since 1986 and consists of three underground and two open pit mines. The property is currently in the production stage. The Serra Grande CGU recognised an impairment loss of $38m ($45m gross of taxes) during December 2022 largely due to a projection of lower grades and ounces and an increase in the interest rates driven by global inflation and country risk which resulted in an increased discount rate. The recoverable amount of $128m was determined with reference to the CGU’s value in use derived from a discounted cash flow model, using a discount rate of 8.5% (Dec 2021: 5.6%), compared to the CGU’s carrying amount of $166m. The impairment loss was recognised and included in the Americas segment.

Impairment Allocation:

Cash Generating Unit	Goodwill	Mine Development Cost	Mine Infrastructure	Mineral Rights and Dumps	Land and buildings	Right of use assets	Total Impairment
Córrego do Sítio	—	58	98	16	6	11	189
Cuiabá	—	34	30	—	1	5	70
Serra Grande	8	17	18	—	1	1	45
	8	109	146	16	8	17	304

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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5 Other expenses (income)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Care and maintenance	—	32	—	45
Government fiscal claims	4	4	11	7
Legacy TSF obligations	(10)	8	(16)	9
Pension and medical defined benefits	3	4	7	7
Royalty received	(1)	(1)	(2)	(2)
Retrenchment and related costs	1	17	—	18
Legal fees and project costs	14	10	15	10
Other indirect taxes	2	12	11	18
Premium on settlement of bonds	—	24	—	24
	13	110	26	136

6 Finance costs and unwinding of obligations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Finance costs - borrowings	54	52	108	101
Finance costs - leases	6	5	11	9
Unwinding of obligations	24	4	30	6
	84	61	149	116

The interest included within finance costs is calculated at effective interest rates.

7 Share of associates and joint ventures’ profit

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Revenue	331	356	629	697
Operating costs and other expenses	(195)	(184)	(393)	(370)
Net interest received	5	3	4	7
Profit before taxation	141	175	240	334
Taxation	(46)	(48)	(73)	(85)
Profit after taxation	95	127	167	249
Impairment of investment in joint ventures	(1)	—	(1)	—
Share of associates and joint ventures’ profit	94	127	166	249

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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8 Taxation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

South African taxation
Normal taxation	—	—	1	—
Prior year under (over) provision	1	—	1	(1)
	1	—	2	(1)

Foreign taxation
Normal taxation	111	137	198	252
Prior year under (over) provision	31	(3)	31	(3)
Deferred taxation
Temporary differences (1)	(10)	38	(7)	52
Prior year under provision	4	4	4	4
Impairment and disposal of tangible assets	(58)	—	(58)	—
Change in estimate	—	2	3	6
Change in statutory tax rate	—	—	—	2
	78	178	171	313

	79	178	173	312

(1) Temporary differences in Foreign taxation for 2022 include amounts giving rise to deferred tax assets (limited to generated taxable income) at Obuasi of $65m (Dec 2021: nil).

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $4m (2021: $7m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2022. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $23m (2021: $19m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $42m (2) (2021: $74m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AGA. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties were waived.

During November 2022, the Supreme Administrative Court issued final rulings on the tax treatment of exploration expenditure pertaining to the 2010 and 2011 tax years, partially allowing the AGA tax claims as submitted. The rulings, which included tax and interest, cannot be appealed and resulted in tax liabilities of $34 million being provided for in 2022. The Court fully waived penalties for the 2010 and 2011 tax years which were originally assessed, to the value of $70m (2021: $48m). Penalties of $8m pertaining to the 2013 and 2014 tax years was not recognised as a provision in 2022 and is considered to be contingent, awaiting judgement from the Courts. A revised tax reform was

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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adopted on 16 December 2022 in Colombia, which may lead to a reduction in interest charged on the 2010 and 2011 tax years. The Company is pursuing external legal advice in this regard.

(2) Includes reduction of overall exposure by $70m (2021: $48m) as described above.

Ghana - Iduapriem
The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m at the time (2021:$14m). The claim related to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. An out of court settlement was reached with the Ghana Revenue Authority during the fourth quarter of 2022, whereby the corporate income tax claims were withdrawn.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totaling $8m (attributable) (2021: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2021: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings were held in 2022.

Mali – Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2021: $4m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2021 amounting to $318m (2021: $291m) including adjusted tax assessments relating to the 2020 and 2021 tax years, which were received in June 2022 and September 2022 totalling $28 million. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $24m (2021: $25m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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9 Headline earnings

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
(Loss) profit attributable to equity shareholders	(1)	260	297	622
Impairment loss on investment in joint venture (1)	1	—	1	—
Net impairment on property, plant and equipment and right of use asset	304	1	304	2
Taxation on net impairment on property, plant and equipment and right of use asset	(58)	—	(58)	—
Derecognition of assets (1)	2	4	4	4
Net (profit) loss on disposal of tangible assets	(4)	(17)	(4)	(17)
Taxation on net loss (profit) on disposal of tangible assets	—	1	—	1
Headline earnings	244	249	544	612

Headline earnings per ordinary share (US cents) (2)	58	59	129	146
Diluted headline earnings per ordinary share (US cents) (3)	58	59	129	146

(1) Tax effect has not been disclosed as the tax is less than $1m or $nil.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	418,472,323	417,389,228	418,260,476	417,272,178
Fully vested options	1,601,742	2,273,679	1,936,586	2,483,449
Weighted average number of shares	420,074,065	419,662,907	420,197,062	419,755,627
Dilutive potential of share options	499,508	194,000	672,804	301,076
Dilutive weighted average number of ordinary shares	420,573,573	419,856,907	420,869,866	420,056,703

10 Share capital and premium

	As at	As at
	Dec	Dec
	2022	2021
US Dollar million	Reviewed	Reviewed
Share capital
Authorised: (1)
600,000,000 ordinary shares of 25 SA cents each	23	23
	23	23

Issued and fully paid:
418,600,473 (Dec 2021: 417,501,452) ordinary shares in issue of 25 SA cents each	17	17
	17	17

Share premium
Balance at beginning of period	7,206	7,250
Ordinary shares issued	16	9
Preference shares redeemed (1)		(53)
Balance at end of period	7,222	7,206
Share capital and premium	7,239	7,223

(1) During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled.
All redeemable preference shares were removed from authorised share capital at the Annual General Meeting held on 16 May 2022.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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11 Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	Dec	Dec
	2022	2021
US Dollar million	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,909	1,931
Proceeds from borrowings	266	822
Repayment of borrowings	(184)	(820)
Finance costs paid on borrowings	(89)	(115)
Interest charged to the income statement	97	106
Other borrowing cost	—	(11)
Deferred loan fees	(8)	(4)
Translation	(8)	—
Closing balance	1,983	1,909

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	89	115
Capitalised finance cost	(2)	(14)
Commitment fees, environmental guarantees fees and other	12	10
Total finance costs paid	99	111

Reconciliation of lease liabilities
Opening balance	185	153
Lease liabilities recognised	90	103
Repayment of lease liabilities	(82)	(63)
Finance costs paid on lease liabilities	(10)	(9)
Interest charged to the income statement	11	9
Change in estimate	(7)	—
Translation	(1)	(8)
Closing balance	186	185

LIBOR linked borrowings
During the first half of 2022, the US$1.4bn multi-currency revolving credit facility (“RCF”) was repaid and replaced with a new five-year unsecured $1.4bn multi-currency RCF with interest charged at a margin of 1.45% above the Secured Overnight Financing Rate (“SOFR”) adjusted for credit adjustment spread. The $65m Siguiri RCF which was due to mature on 3 May 2022, was extended on 29 April 2022 for three months and the interest rate amended to a fixed rate plus 8.5%. During the second half of 2022, this Siguiri RCF was repaid and replaced with a new three-year unsecured $65m RCF with interest charged at a margin of 8% above term SOFR. The transition from LIBOR to SOFR had no impact on the Group financial statements as the relief provided by the Interbank Offered Rate (“IBOR”) Phase 2 amendments was applied.

The table below provides further detail on RCFs which reference LIBOR. These facilities have yet to transfer to an alternative benchmark interest rate:

US Dollar million	Carrying value at 31 December 2022	Repayable within one year	Repayable within one to two years
Geita RCF ($150m) (1)	63	—	63

(1) The Geita RCF consists of a Tanzanian shilling component which is capped at the equivalent of US$87m and this component bears interest at 12.5%. The remaining component currently bears interest at LIBOR plus 6.7%. The Geita RCF was fully drawn at 31 December 2022. The Geita RCF matures either in August 2024 or December 2024 depending on the fulfilment of certain conditions in the facility agreement.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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12 Cash generated from operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Profit before taxation	82	451	489	958
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	6	—	6	—
Amortisation of tangible and right of use assets	349	263	632	474
Amortisation of intangible assets	—	1	1	3
Finance costs and unwinding of obligations	84	61	149	116
Environmental rehabilitation, silicosis and other provisions (1)	(45)	2	(85)	(20)
Impairment, derecognition of assets and loss on disposal	307	5	308	7
Other expenses	(2)	47	9	61
Profit on sale of assets	(8)	(21)	(8)	(22)
Interest income	(50)	(29)	(81)	(58)
Share of associates and joint ventures’ profit	(94)	(127)	(166)	(249)
Other non-cash movements	89	13	127	30
Movements in working capital	(4)	73	(137)	53
	714	739	1,244	1,353

Movements in working capital:
(Increase) decrease in inventories	(47)	(2)	(54)	58
(Increase) decrease in trade and other receivables	(51)	27	(149)	(49)
Increase in trade, other payables and provisions	94	48	66	44
	(4)	73	(137)	53
(1) Includes an amount of $26m paid to an insurer to purchase a policy to pay post-retirement medical scheme contributions.

13    Financial risk management activities

Fair value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and trade and other payables
The carrying amounts approximate fair value due to their short-term nature.

Other investments
Listed equity investments classified as fair value through other comprehensive income (FVTOCI) are carried at fair value in level 1 of the fair value hierarchy.
Borrowings
The rated bonds are carried at amortised cost and their fair values, in level 1 of the fair value hierarchy, are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at
	Dec	Dec
	2022	2021
US Dollar million	Reviewed	Reviewed

Carrying amount	1,983	1,909
Fair value	1,826	2,011

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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Other financial assets and financial liabilities
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Types of instruments:

Securities
		Dec	2022			Dec	2021
	Reviewed				Reviewed
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value:
Other equity securities FVOCI	2			2	116			116
Deferred compensation asset			12	12			25	25

Financial liabilities measured at fair value:
Oil derivative contracts (1)		6		6

(1) Included in the Statement of Financial Position in Current Trade, other payables and provisions

Level 2 financial liabilities

In July 2022, AngloGold Ashanti entered into forward rate agreements for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. The average price achieved on the forward contracts is $89.20 per barrel. At 31 December 2022 the group had provided for an unrealised loss of $6m. The fair values of the oil forward rate contracts are determined by using a valuation model based on the Black-Scholes-Merton option pricing model with the key inputs being forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rates and volatilities.

Level 3 financial assets

On 12 February 2020, AngloGold Ashanti announced that it had reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited (Harmony). The transaction closed on 30 September 2020. Consideration for the transaction is in cash and deferred payments, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The two components of the deferred compensation assets are calculated as follows:

a.$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $12m is being recognised in the statement of financial position as at 31 December 2022.

b.$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Mineral Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony’s future investment decisions. Under the conditions prevailing as at 31 December 2022, no portion of deferred compensation below infrastructure has been recognised.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
39

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

			As at	As at
			Dec	Dec
			2022	2021
US Dollar million			Reviewed	Reviewed
Opening balance			25	28
Unwinding of the deferred compensation asset			1	2
Changes in estimates - fair value adjustments (1)			(13)	(3)
Translation			(1)	(2)
Closing balance (2)			12	25

(1) Included in the Income Statement in Foreign exchange and fair value adjustments
(2) Included in the Statement of Financial Position in Non-current Trade, other receivables and other assets

Sensitivity analysis
The table below illustrates the impact if the weighted number of ounces used in the weighted probability calculation increases or decreases over the period calculated on the fair value of the deferred compensation asset.
	Percentage change in number of ounces	Change in deferred compensation asset $m	Percentage change in number of ounces	Change in deferred compensation asset $m
	Dec 2022		Dec 2021
Effect of changes in assumptions
Increase in number of ounces	+10%	1	+10%	3
Decrease in number of ounces	-10%	(1)	-10%	(3)

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony’s mining plans, which could differ from the actual mining plans followed by Harmony.

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, in connection with plans for the eventual end-of-life of our mines, we are obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, we may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $11.2m for a current carrying value of the liability of AUD $107.4m. At Iduapriem, we have provided a bond comprising of a cash component of $11.8m with a further bond guarantee amounting to $14m issued by ABSA Bank Ghana Limited and Standard Chartered Bank Ghana Ltd for a current carrying value of the liability of $45.9m. At Obuasi, we have provided a bond comprising of a cash component of $21.54m with a further bank guarantee amounting to $30.0m issued by Stanbic Bank Ghana Limited and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $171.03m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
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14 Capital commitments

	As at	As at
	Dec	Dec
	2022	2021
US Dollar million	Reviewed	Reviewed

Orders placed and outstanding on capital contracts at the prevailing rate of exchange	178	146

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

15 Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2022 and 31 December 2021 are detailed below:

Litigation claims

Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. As plaintiffs in these matters have not actively pursued litigation, AGAG is taking steps to have these matters dismissed for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 8.

16 Acquisition of assets

Corvus Gold

On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus Gold Inc. (“Corvus Gold”), pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus Gold, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus Gold.

Under the terms of the arrangement, the shareholders of Corvus Gold (other than the AngloGold Ashanti group) received C$4.10 in cash per Corvus Gold share. The acquisition was concluded to represent an asset acquisition under IFRS.

The total consideration was $460m, including a non-cash consideration of $95m. The non-cash consideration primarily represents the fair value of $80m of the 19.5% Corvus Gold investment held by the group prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $460m.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
41

Coeur Sterling

On 4 November 2022, AngloGold Ashanti announced the successful completion of its previously announced plan to acquire all of the shares of Coeur Sterling, Inc. (“Coeur Sterling”), a wholly owned subsidiary of Coeur Mining, Inc. ("Coeur").

Under the terms of the arrangement, AngloGold Ashanti paid the closing consideration of $150m to Coeur in cash.

Coeur estimated that the properties acquired by AngloGold Ashanti have a Mineral Resource of 914,000oz. The payment of $50m additional consideration is contingent on whether after additional exploration activities, AngloGold Ashanti declares a Mineral Resource from these properties that is greater than 3.5Moz. The additional exploration activities have not yet been performed by the Group.

The acquisition was concluded to represent an asset acquisition under IFRS. The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $154m and rehabilitation provisions of $2m.

17    New and amended standards adopted by the group

AngloGold Ashanti adopted the amendment to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use” on 1 January 2022.

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The cost allocation requires significant judgement in terms of this amendment. An entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The adoption of the amendment on 1 January 2022 resulted in a retrospective increase in property, plant and equipment of $33m and a decrease in accumulated losses of $33m as at 31 December 2020. There was no impact on the 2021 results as no revenue was capitalised in 2021. The effects of the 2020 restatement is included in the accumulated losses opening balance of the 2021 financial reporting period. The impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation, resulting exclusively from the redevelopment of the Obuasi mine. No other operation was impacted by the adoption of the amendment.

	December 2021
US Dollar million	As previously reported	Adjustments	Restated
Statement of financial position
Tangible assets	3,460	33	3,493
(Accumulated losses) and other reserves	(3,214)	33	(3,181)

Statement of changes in equity
(Accumulated losses) Retained earnings	(1,937)	33	(1,904)

In accordance with the transitional provisions in IAS 16, AngloGold Ashanti has applied IAS 16 retrospectively to each prior reporting period presented in accordance with IAS 8 Accounting policies, Changes in Accounting Estimates and Errors.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
42

By order of the Board

M RAMOS A CALDERON              G DORAN
Chairman Chief Executive Officer Chief Financial Officer

20 February 2023

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
43

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.126 for the year ended 31 December 2022 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	322.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	257.60000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	418,601,555
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2023
Declaration date	Wednesday, 22 February
Currency conversion date for Australian dollars and Ghanaian cedis	Tuesday, 14 March
Last date to trade ordinary shares cum dividend	Tuesday, 14 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 15 March
Ordinary shares trade ex-dividend	Wednesday, 15 March
Record date	Friday, 17 March
Payment date	Friday, 31 March

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 15 March 2023 and Friday, 17 March 2023, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Tuesday, 14 March 2023 and Friday, 17 March 2023, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2023
Last date to trade ordinary shares cum dividend	Tuesday, 14 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 15 March
Ordinary shares trade ex-dividend	Thursday, 16 March
Record date	Friday, 17 March
Payment date	Friday, 31 March

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2023
Ex dividend on New York Stock Exchange	Thursday, 16 March
Record date	Friday, 17 March
Approximate date of currency conversion	Friday, 24 March
Approximate payment date of dividend	Monday, 10 April

Assuming an exchange rate of R17.53/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.18 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2023
Last date to trade and to register GhDSs cum dividend	Wednesday, 15 March
GhDSs trade ex-dividend	Wednesday, 15 March
Record date	Friday, 17 March
Approximate payment date of dividend	Friday, 31 March

Assuming an exchange rate of R1/¢0.5954, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.1.91719 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
44

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on issued bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received per ounce

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Gold income (note 2)	2,298	1,992	4,388	3,903
Adjusted for non-controlling interests	(51)	(55)	(112)	(103)
	2,247	1,937	4,276	3,800
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	315	337	596	659
Attributable gold income including realised non-hedge derivatives	2,562	2,274	4,872	4,459

Attributable gold sold - oz (000)	1,484	1,269	2,717	2,483
Price received per unit - $/oz	1,726	1,792	1,793	1,796

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
45

B    All-in sustaining and All-in costs per ounce (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,770	1,457	3,362	2,857
By-product revenue (note 2)	(48)	(72)	(113)	(126)
Cost of sales	1,722	1,385	3,249	2,731
Amortisation of tangible, intangible and right of use assets (note 3)	(349)	(264)	(633)	(477)
Adjusted for decommissioning and inventory amortisation	4	—	6	—
Corporate administration and marketing expenditure	37	36	79	73
Associates and joint ventures’ share of costs	128	116	246	244
Lease payment sustaining	52	40	98	79
Sustaining exploration and study costs	12	7	21	10
Total sustaining capital expenditure	449	468	779	778
All-in sustaining costs	2,055	1,788	3,845	3,438
Adjusted for non-controlling interests and non-gold producing companies	(46)	(42)	(88)	(74)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	2,009	1,746	3,757	3,364

All-in sustaining costs	2,055	1,788	3,845	3,438
Non-sustaining project capital expenditure	197	172	339	322
Non-sustaining lease payments	1	2	3	2
Non-sustaining exploration and study costs	107	97	185	155
Care and maintenance (note 5)	—	32	—	45
Closure and social responsibility costs not related to current operations	8	19	14	27
Other provisions	14	4	14	4
All-in costs	2,382	2,114	4,400	3,993
Adjusted for non-controlling interests and non-gold producing companies	(47)	(44)	(90)	(77)
All-in costs adjusted for non-controlling interests and non-gold producing companies	2,335	2,070	4,310	3,916

Attributable gold sold - oz (000)	1,484	1,269	2,717	2,483
All-in sustaining cost per unit - $/oz	1,354	1,376	1,383	1,355

All-in cost per unit - $/oz	1,573	1,631	1,587	1,577

(1) Refer to the Supplementary report for Summary of Operations by mine

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
46

C    Total cash costs per ounce (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,453	1,171	2,753	2,334
By-product revenue (note 2)	(48)	(72)	(113)	(126)
Associates and joint ventures’ share of total cash costs	126	113	245	237
Adjusted for non-controlling interests and non-gold producing companies	(41)	(35)	(78)	(65)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,490	1,177	2,807	2,380

Attributable gold produced - oz (000)	1,509	1,272	2,742	2,472
Total cash cost per unit - $/oz	988	925	1,024	963

(1) Refer to the Supplementary report for Summary of Operations by mine.

D    Adjusted EBITDA (2)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Profit before taxation	82	451	489	958
Add back :
Finance costs and unwinding of obligations (note 6)	84	61	149	116
Interest income	(50)	(29)	(81)	(58)
Amortisation of tangible, right of use and intangible assets (note 3)	349	264	633	477
Other amortisation	(3)	2	(3)	4
Associates and joint ventures’ adjustments for amortisation, interest, taxation and other	85	101	165	183
EBITDA	547	850	1,352	1,680

Adjustments :
Foreign exchange and fair value adjustments	75	13	128	43
Impairment and derecognition of assets	306	5	308	6
Care and maintenance (note 5)	—	32	—	45
Retrenchment and related costs	3	18	6	20
(Profit) loss on disposal of assets	(4)	(17)	(4)	(17)
Unrealised non-hedge derivative loss	6	—	6	—
Premium on settlement of bonds	—	24	—	24
Joint venture’s share of costs	1	—	1	—
Adjusted EBITDA	934	925	1,797	1,801

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
47

E    Interest cover

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	934	925	1,797	1,801

Finance costs (note 6)	60	57	119	110
Capitalised finance costs	1	6	2	14
	61	63	121	124

Interest cover - times	15	15	15	14

F    Free cash flow

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2022	2021	2022	2021
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	812	801	1,804	1,268
Net cash outflow from investing activities	(675)	(544)	(1,461)	(940)
Finance costs	(60)	(57)	(119)	(110)
Other borrowing costs	—	(35)	(11)	(35)
Repayment of lease liabilities	(42)	(34)	(82)	(63)
Movements in restricted cash	(6)	(2)	4	(14)
Acquisition of assets	152	—	517	—
Proceeds from disposal of joint venture	—	—	—	(2)
Other	4	—	5	—
Free cash inflow	185	129	657	104

G    Net asset value

	As at	As at
	Dec	Dec
	2022	2021
US Dollar million	Unaudited	Unaudited

Total equity	4,134	4,094

Number of ordinary shares in issue - million (note 10)	419	418
Net asset value - US cents per share	987	980

Total equity	4,134	4,094
Intangible assets	(106)	(122)
	4,028	3,972

Number of ordinary shares in issue - million (note 10)	419	418
Net tangible asset value - US cents per share	962	951

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
48

H    Adjusted net debt (1)

	As at	As at
	Dec	Dec
	2022	2021
US Dollar million	Unaudited	Unaudited

Borrowings - non-current portion	1,965	1,858
Lease liabilities - non-current portion	102	124
Borrowings - current portion	18	51
Lease liabilities - current portion	84	61
Total borrowings	2,169	2,094
Less cash and cash equivalents (2)	(1,106)	(1,154)
Net debt	1,063	940

Adjustments:
IFRS16 lease adjustments	(158)	(149)
Unamortised portion of borrowing costs	33	32
Cash restricted for use	(60)	(58)
Adjusted net debt	878	765

Adjusted net debt to Adjusted EBITDA	0.49:1	0.42:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements. (2) Includes a bank overdraft of $2m in 2022.

Other information - Exchange rates

	Dec	Dec
	2022	2021
	Unaudited	Unaudited

ZAR/USD average for the year to date	16.37	14.78
ZAR/USD average for the half year to date	17.33	15.02
ZAR/USD closing	17.00	15.99

AUD/USD average for the year to date	1.44	1.33
AUD/USD average for the half year to date	1.49	1.37
AUD/USD closing	1.47	1.38

BRL/USD average for the year to date	5.16	5.40
BRL/USD average for the half year to date	5.25	5.40
BRL/USD closing	5.22	5.58

ARS/USD average for the year to date	130.87	95.21
ARS/USD average for the half year to date	149.03	98.86
ARS/USD closing	177.13	102.75

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
49

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon Zuleta▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
MC Richter#~
JE Tilk§

* British § Canadian #American ▲Australian
~Panamanian ^South African △Ghanaian

Officers
LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Preliminary Condensed Consolidated Financial Information for the year ended 31 December 2022 - www.AngloGoldAshanti.com
50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 22, 2023

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance